SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934



For the month of                     August                     2006
                        --------------------------------       -----------
Commission File Number             000-51034
                        --------------------------------

                           ACE Aviation Holdings Inc.
-------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

      5100 de Maisonneuve Boulevard West, Montreal, Quebec, Canada, H4A 3T2
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                    (Address of principal executive offices)

           Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

                Form 20-F                      Form 40-F          X
                           ----------------                ----------------


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________

         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                   Yes                            No             X
                         ------------------              ------------------

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_____________


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


                                 DOCUMENT INDEX

Documents

1.       Quarter 2 2006 Interim Unaudited Consolidated Financial Statements and
         Notes.

2. Quarter 2 2006 Management's Discussion and Analysis of Results of Operations and Financial Condition.

3.       Form 52-109F2 Certification of Interim Filings - CEO.

4.       Form 52-109F2 Certification of Interim Filings - CFO.

This Report on Form 6-K is incorporated by reference into the Registration Statements on Form S-8 of the Registrant, which were originally filed with the Securities and Exchange Commission on February 8, 2005 (File No. 333-122635) and on October 26, 2005 (File No. 333-129248).
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                                                               Document 1

[ACE AVIATION LOGO OMITTED]





                                 Quarter 2 2006

                    Interim Unaudited Consolidated Financial

                              Statements and Notes















                [ACE AVIATION'S AND SUBSIDIARIES' LOGOS OMITTED]



















                                                          August 10, 2006



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



[ACE AVIATION LOGO OMITTED]                                           Consolidated Statement of Operations and Retained Earnings

    ----------------------------------------------------------------------------------------------------------------------------
    (in millions except per share figures -                 Three Months Ended June 30         Six Months Ended June 30
    Canadian dollars)
    (unaudited)                                                         2006            2005              2006             2005
    ----------------------------------------------------------------------------------------------------------------------------

    Operating revenues
     Passenger                                                 $       2,288    $       2,100     $      4,309     $      3,839
     Cargo                                                               152              147              303              282
     Other                                                               242              211              554              514
    ----------------------------------------------------------------------------------------------------------------------------
                                                                       2,682            2,458            5,166            4,635
    ----------------------------------------------------------------------------------------------------------------------------
    Operating expenses
     Salaries, wages and benefits                                        636              622            1,278            1,235
     Aircraft fuel                                                       631              530            1,200              945
     Aircraft rent                                                       113               98              226              188
     Airport and navigation fees                                         245              230              475              443
     Aircraft maintenance, materials and supplies                        118               89              247              183
     Communications and information technology                            69               78              147              155
     Food, beverages and supplies                                         82               81              162              159
     Depreciation, amortization and obsolescence                         140              119              274              239
     Commissions                                                          59               73              127              138
     Special charges for labour restructuring       note 5                 -                -               33                -
     Other                                                               408              360              878              782
    ----------------------------------------------------------------------------------------------------------------------------
                                                                       2,501            2,280            5,047            4,467
    ----------------------------------------------------------------------------------------------------------------------------
    Operating income                                                     181              178              119              168
    ----------------------------------------------------------------------------------------------------------------------------

    Non-operating income (expense)
     Interest income                                                      29               15               51               27
     Interest expense                                                    (91)             (77)            (179)            (152)
     Interest capitalized                                                 13                3               22                6
     Gain on sale of US Airways shares              note 2               100                -              100                -
     Gain on sale of assets                                                1                -                4                -
     Dilution gain                                  note 7                 -              190              220              190
     Other                                                                 -              (27)               3              (30)
    ----------------------------------------------------------------------------------------------------------------------------
                                                                          52              104              221               41
    ----------------------------------------------------------------------------------------------------------------------------

    Income before the following items                                    233              282              340              209

    Non-controlling interest                                             (19)              (4)             (34)              (7)

    Foreign exchange gain (loss)                                         107              (53)             120              (68)

    Provision for income taxes                                           (85)             (56)             (72)             (42)
    ----------------------------------------------------------------------------------------------------------------------------

    Income for the period                                      $         236    $         169     $        354     $         92
    ----------------------------------------------------------------------------------------------------------------------------

    Retained earnings, beginning of period as originally
    reported                                                             533               80              415              157

    Adjustment related to change in accounting policy   note 1           (13)             (16)             (13)             (16)
    ----------------------------------------------------------------------------------------------------------------------------

    Retained earnings, beginning of period as restated                   520               64              402              141
    ----------------------------------------------------------------------------------------------------------------------------

    Retained earnings, end of period                           $         756    $         233     $        756     $        233
    ----------------------------------------------------------------------------------------------------------------------------

    Earnings per share
     - Basic                                                   $        2.32    $        1.68     $       3.47     $       0.97
    ============================================================================================================================
     - Diluted                                                 $        2.05    $        1.50     $       3.16     $       0.93
    ============================================================================================================================

    The accompanying notes are an integral part of the consolidated financial statements.




[ACE AVIATION LOGO OMITTED]                                                          Consolidated Statement of Financial Position

    ----------------------------------------------------------------------------------------------------------------------------
    (in millions of Canadian dollars)
    (unaudited)
                                                                                         June 30, 2006      December 31,  2005
    ----------------------------------------------------------------------------------------------------------------------------
    ASSETS

    Current
     Cash and cash equivalents                                                          $       2,055    $       1,565
     Short-term investments                                                                       767              616
    ----------------------------------------------------------------------------------------------------------------------------
                                                                                                2,822            2,181
     Restricted cash                                                                               26               86
     Accounts receivable                                                                          778              637
     Spare parts, materials and supplies                                                          284              325
     Prepaid expenses and other current assets                                                    112              125
    ----------------------------------------------------------------------------------------------------------------------------
                                                                                                4,022            3,354
    Property and equipment                                                                      5,753            5,494
    Deferred charges                                                                              126              145
    Intangible assets                               note 8                                      2,267            2,462
    Investments and other assets                                                                  306              392
    ----------------------------------------------------------------------------------------------------------------------------
                                                                                        $      12,474    $      11,847
    ----------------------------------------------------------------------------------------------------------------------------
    LIABILITIES

      Current
       Accounts payable and accrued liabilities                                         $       1,425    $       1,355
       Advance ticket sales                                                                       968              711
       Current portion of Aeroplan deferred revenues                                              731              680
       Current portion of long-term debt and capital leases                                       280              265
    ----------------------------------------------------------------------------------------------------------------------------

                                                                                                3,404            3,011
      Long-term debt and capital leases             note 3                                      3,584            3,543
      Convertible preferred shares                                                                157              148
      Future income taxes                                                                         187              221
      Pension and other benefit liabilities                                                     2,062            2,154
      Non-controlling interest                                                                    221              203
      Aeroplan deferred revenues                                                                  967              953
      Other long-term liabilities                                                                 422              446
    ----------------------------------------------------------------------------------------------------------------------------
                                                                                               11,004           10,679
    ----------------------------------------------------------------------------------------------------------------------------

    SHAREHOLDERS'  EQUITY

    Share capital and other equity                  note 6                                        691              747
    Contributed surplus                             note 1                                         23               19
    Retained earnings                               note 1                                        756              402
    ----------------------------------------------------------------------------------------------------------------------------
                                                                                                1,470            1,168
    ----------------------------------------------------------------------------------------------------------------------------
                                                                                        $      12,474     $     11,847
    ----------------------------------------------------------------------------------------------------------------------------
    The accompanying notes are an integral part of the consolidated financial statements.

    Contingencies are described in Note 12.





[ACE AVIATION LOGO OMITTED]                                                                  Consolidated Statement of Cash Flow

    ----------------------------------------------------------------------------------------------------------------------------
    (in millions of Canadian dollars)                            Three Months Ended June 30         Six Months Ended June 30
    (unaudited)
                                                                         2006                2005       2006           2005
    ----------------------------------------------------------------------------------------------------------------------------
    Cash flows from (used for)

    Operating
     Income for the period                                          $        236        $       169      $       354    $      92

     Adjustments to reconcile to net cash provided by operations
          Depreciation, amortization and obsolescence                        140                119              274          239
          Gain on sale of US Airways shares         note 2                  (100)                 -             (100)           -
          Gain on sale of assets                                              (1)                 -               (4)           -
          Dilution gain                             note 7                     -               (190)            (220)        (190)
          Foreign exchange (gain) loss                                      (134)                40             (130)          55
          Future income taxes                                                 86                 53               71           36
          Employee future benefit funding more than expense                  (46)                (6)             (68)         (14)
          Decrease (increase) in accounts receivable                        (127)              (108)            (143)        (199)
          Decrease (increase) in spare parts, materials
            and supplies                                                     (25)               (19)              35           (5)
          Increase (decrease) in accounts payable and
            accrued liabilities                                              (43)               (40)              55           60
          Increase (decrease) in advance ticket sales, net
            of restricted cash                                               184                219              389          438
          Other                                                               40                102               54          141
    ----------------------------------------------------------------------------------------------------------------------------
                                                                             210                339              567          653
    ----------------------------------------------------------------------------------------------------------------------------
    Financing
     Issue of common shares                                                    1                443                3          443
     Issue of convertible notes                                                -                319                -          319
     Issue of Aeroplan units                                                   -                232                -          232
     Issue of Jazz units                            note 7                     -                  -              218            -
     Credit facility borrowings - Aeroplan                                     -                318                -          318
     Credit facility borrowings - Jazz              note 3                     -                  -              113            -
     Aircraft related borrowings                    note 3                    98                  -              222            -
     Reduction of long-term debt and capital lease
        obligations                                                          (61)              (627)            (149)        (767)
     Distributions paid to non-controlling interests                         (14)                 -              (22)           -
     Other                                                                     -                 (5)               -           (5)
    ----------------------------------------------------------------------------------------------------------------------------
                                                                              24                680              385          540
    ----------------------------------------------------------------------------------------------------------------------------
    Investing
     Short-term investments                                                    8               (680)            (151)      (1,355)
     Additions to capital assets                                            (199)               (57)            (479)         (95)
     Proceeds from sale of assets                                              -                  -                -           37
     Sale of US Airways shares                      note 2                   158                  -              158            -
     Proceeds from sale of Aeroplan units                                      -                 35                -           35
     Proceeds from sale of Jazz units               note 7                     -                  -               14            -
     Cash collaterization of letters of
        credit                                                                 -                  -               (4)         (20)
    ----------------------------------------------------------------------------------------------------------------------------
                                                                             (33)              (702)            (462)      (1,398)
    ----------------------------------------------------------------------------------------------------------------------------

    Increase (decrease) in cash and cash equivalents                         201                317              490         (205)
    Cash and cash equivalents, beginning of period                         1,854                959            1,565        1,481
    ----------------------------------------------------------------------------------------------------------------------------

    Cash and cash equivalents, end of period                        $      2,055        $     1,276      $     2,055    $   1,276
    ----------------------------------------------------------------------------------------------------------------------------


    Cash payments of interest                                       $         77        $        56      $       140    $     109
    ============================================================================================================================
    Cash payments of income taxes                                   $          3        $         5      $         6    $       9
    ============================================================================================================================

    Cash and cash equivalents exclude Short-term investments of $767 as at June 30, 2006 ($616 as at December 31, 2005)

    The accompanying notes are an integral part of the consolidated financial statements.




[ACE AVIATION LOGO OMITTED]      Notes to the Consolidated Financial Statements
                                                                 Quarter 2 2006



For the period ended June 30, 2006 (unaudited)
(currencies in millions - Canadian dollars)

1.  NATURE OF OPERATIONS AND ACCOUNTING POLICIES

ACE Aviation Holdings Inc. ("ACE") is the parent holding company of various transportation and other service companies and partnerships, which are operated through the following four reporting segments: Transportation Services, Aeroplan Limited Partnership ("Aeroplan"), Jazz Air Limited Partnership ("Jazz") and ACTS Limited Partnership ("ACTS"). The Transportation Services segment includes the following principal operating companies and partnerships: Air Canada, ACGHS Limited Partnership ("ACGHS"), Touram Limited Partnership ("Air Canada Vacations") and AC Cargo Limited Partnership ("Air Canada Cargo"). As at June 30, 2006, ACE holds a 75.3 percent direct ownership interest in Aeroplan and a 79.7 percent direct ownership interest in Jazz.


Reference to "Corporation" in the following notes to the consolidated financial statements refers, as the context may require, to ACE and its subsidiaries collectively, ACE and one or more of its subsidiaries, one or more of ACE's subsidiaries, or ACE itself.

The unaudited interim consolidated financial statements for the Corporation are based on the accounting policies consistent with those disclosed in Note 2 to the 2005 annual consolidated financial statements of ACE, with the exception for the policy on stock-based compensation for employees eligible to retire before the vesting period that is addressed below.

In accordance with Canadian generally accepted accounting principles ("GAAP"), these interim financial statements do not include all of the financial statement disclosures required for annual financial statements and should be read in conjunction with the 2005 annual consolidated financial statements of ACE. In management's opinion, the financial statements reflect all adjustments that are necessary for a fair presentation of the results for the interim periods presented.

The Corporation has historically experienced considerably greater demand for its services in the second and third quarters of the calendar year and significantly lower demand in the first and fourth quarters of the calendar year. This demand pattern is principally a result of the high number of leisure travelers and their preference for travel during the spring and summer months. The Corporation has substantial fixed costs in its cost structure that do not meaningfully fluctuate with passenger demand in the short-term.

EIC-162: Stock-Based Compensation for Employees Eligible to Retire Before the Vesting Date On July 6, 2006, the Emerging Issues Committee of the Accounting Standards Board of Canada issued EIC-162 - Stock-based compensation for employees eligible to retire before the vesting date. EIC-162 requires that the compensation cost for a stock option award attributable to an employee who is eligible to retire at the grant date be recognized on the grant date, if the employee can retire from the entity at any point and the award's exercisability does not depend on continued service. It further requires that the compensation cost for a stock option award attributable to an employee who will become eligible to retire during the vesting period be recognized over the period from the grant date to the date the employee becomes eligible to retire. This accounting treatment should be applied retroactively, with restatement of prior periods, for financial statements ending on or after December 31, 2006. Earlier adoption is encouraged.

Prior to the adoption of EIC-162, the fair value of stock options granted was recognized as a charge to salaries and wages expense on a straight line basis over the applicable vesting period, without regard to when an employee was eligible to retire. EIC-162 is applicable to the Corporation as the terms of the Corporation's stock option plan specify that upon the retirement of the employee, options granted may be exercised as the rights to exercise accrue.

The Corporation has adopted EIC-162 in the period ended June 30, 2006 with restatement of prior periods. The impact in these interim financial statements of adopting EIC-162 is a charge to retained earnings of $16 and $13 as at January 1, 2005 and January 1, 2006, respectively, a decrease to Salaries, wages and benefits expense of $1 for the period ended June 30, 2005 and an increase of $1 to Salaries, wages and benefits expense for the period ended June 30, 2006 offset against Contributed Surplus. The basic and diluted earnings per share increased by $0.01 for the periods ending June 30, 2005 and decreased by $0.01 for the periods ending June 30, 2006.



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                                      1
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[ACE AVIATION LOGO OMITTED]      Notes to the Consolidated Financial Statements
                                                                 Quarter 2 2006



Future Accounting Pronouncements

Financial Instruments, Comprehensive Income and Hedges
The Accounting Standards Board has issued three new standards dealing with financial instruments: (i) Financial Instruments - Recognition and Measurement, Disclosure and Presentation, (ii) Hedges and (iii) Comprehensive Income. The key principles under these standards are that all financial instruments, including derivatives, are to be included on a company's balance sheet and measured, initially at their fair values. Subsequent measurement depends on the classification of the instrument and is either at fair value or, in limited circumstances when fair value may not be considered most relevant, at cost or amortized cost. Financial instruments intended to be held-to-maturity should be measured at amortized cost. Existing requirements for hedge accounting are extended to specify how hedge accounting should be performed. Also, a new location for recognizing unrealized gains and losses of certain financial instruments on the balance sheet entitled other comprehensive income has been introduced. The new standards are effective for the Corporation beginning January 1, 2007. The standards do not permit restatement of prior years' financial statements, however, the standards have detailed transition provisions. The Corporation is in the process of evaluating all of the consequences of the new standards; which may have a material impact on the Corporation's financial statements.



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                                      2

[ACE AVIATION LOGO OMITTED]      Notes to the Consolidated Financial Statements
                                                                 Quarter 2 2006



2.      SALE OF US AIRWAYS SHARES

In Quarter 3 2005 the Corporation made an investment of US$75 in US Airways Group, Inc. ("US Airways") for 5 million shares.

On April 10, 2006, the Corporation disposed of 1.75 million shares of its holdings in US Airways to PAR Investment Partners LP. The proceeds from the sale transaction amounted to $78 (US$68). ACE has recorded a pre-tax gain of $46 ($38 after tax) in Quarter 2 2006 as a result of this transaction.

Over the period from June 7, 2006 to July 6, 2006, the Corporation disposed of
2.75 million shares of its holdings in US Airways through a series of transactions on the open stock market at an average price of over US$50 per share. Prior to June 30, 2006, 1.5 million shares were sold at an average price of over US$47 per share for net proceeds of $80 (US$72). The Corporation has recorded a pre-tax gain of $54 ($45 after tax) in Quarter 2 2006 as a result of these transactions.

In July the Corporation sold an additional 1.25 million shares at an average price of over US$53 per share for net proceeds of $74 (US$66). The Corporation has recorded a pre-tax gain of $52 ($43 after tax) in Quarter 3 2006 as a result of these transactions.

As of August 10, 2006, ACE continues to hold 0.5 million shares in US Airways with a market value of US$20.



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                                      3
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[ACE AVIATION LOGO OMITTED]      Notes to the Consolidated Financial Statements
                                                                 Quarter 2 2006


3.   LONG-TERM DEBT AND CAPITAL LEASES

Embraer Aircraft Financing
In Quarter 2 2006, Air Canada drew loans to finance the acquisition of four Embraer aircraft totalling $98 (US$88). The loans, secured by the Embraer aircraft, are to be repaid in quarterly instalments and mature in 2021. Quarterly principal repayment requirements through 2010 are approximately US$1. The borrowings bear interest at a weighted average fixed interest rate of 8.37%.

In Quarter 1 2006, Air Canada drew loans to finance the acquisition of five Embraer aircraft totalling $124 (US$107). The loans, secured by the Embraer aircraft, are to be repaid in quarterly instalments and mature between 2018 and 2021. Quarterly principal repayment requirements through 2010 are approximately US$1. The majority of the borrowings bear interest at a weighted average fixed interest rate of 7.80% and the remainder bear interest at a floating interest rate equal to the three month US LIBOR plus 3.25% (8.75% as at June 30, 2006).

Revolving Credit Facilities
Air Canada
On March 31, 2006, Air Canada finalized amendments to its existing senior secured syndicated revolving credit facility, including reductions in interest rates and standby fees. The aggregate amount available was also amended to $250 (or the US dollar equivalent) from $300 (or the US dollar equivalent). Specifically, the interest rate margin has been adjusted downwards by 0.25% to rates ranging from LIBOR plus 2.25% to 3.25% or prime plus 1.25% to 2.25% (based on Air Canada's earnings before interest, taxes, depreciation, amortization and obsolescence and aircraft rent). As at June 30, 2006, no amount was drawn under this facility.

Jazz
In connection with the initial public offering of the Jazz Air Income Fund (refer to Note 7), Jazz arranged for a senior secured syndicated credit facility in the amount of $150. On closing of the offering, $115 was drawn under the credit facility ($113 net of fees). The facility bears interest at floating rates and has a three year term. The outstanding credit facility is secured by substantially all the present and future assets of Jazz. Jazz entered into swap agreements with third parties with a nominal value of $115 to receive floating rates and pay fixed rates of 7.09% (Note 11). Jazz has repaid term loans and credit facilities of $14 that were outstanding as at December 31, 2005.

ACE Convertible Senior Notes
In connection with the special distribution of units of Aeroplan Income Fund to the shareholders of ACE (refer to Note 8), the conversion rate of the 4.25% Convertible Senior Notes due 2035 ("Convertible Notes") has been adjusted from
20.8333 to 22.2838 Class A variable voting shares (if the holder is not a Canadian) or Class B voting shares (if the holder is Canadian) per $1,000 principal amount of Convertible Notes. This adjustment was effective on March 22, 2006 and has been determined in accordance with the terms of indenture governing the Convertible Notes.



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                                      4

[ACE AVIATION LOGO OMITTED]      Notes to the Consolidated Financial Statements
                                                                 Quarter 2 2006


4.   POST-EMPLOYMENT EXPENES

The Corporation has recorded pension and other employee future benefits expense as follows:

--------------------------------------------------------------------------
                                         Three months     Six months ended
                                         ended June 30        June 30
                                        2006      2005      2006     2005
--------------------------------------------------------------------------

Pension benefit expense              $   46     $    47     $  91    $  78
Other employee future benefit expense    27          26        55       65
--------------------------------------------------------------------------
Total                                $   73     $    73     $ 146    $ 143
--------------------------------------------------------------------------




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                                      5

The following table outlines the changes to labour related provisions:

-------------------------------------------------------------------------------
                                     Three months                 Six months
                                     ended June 30               ended June 30
                                    2006          2005          2006      2005
--------------------------------------------------------------------------------
Beginning of period                $177           $185          $157      $192

Charges recorded                      2              3            35         4

Amounts disbursed                   (15)           (10)          (28)      (18)
--------------------------------------------------------------------------------

End of period                       164            178           164       178

Current portion                     (72)           (50)          (72)      (50)
--------------------------------------------------------------------------------

Long-term employee liabilities      $92           $128           $92      $128
--------------------------------------------------------------------------------


The current portion of labour related provisions are included in Accounts payable and accrued liabilities. The long-term portion is included in Other long-term liabilities.

In February, 2006, the Corporation announced that certain ACE companies would proceed with the reduction of non-unionized staffing levels by 20%. The non-unionized staff reductions are primarily at Air Canada, ACTS, ACGHS and Air Canada Cargo. A special charge of $33 was recorded during Quarter 1 2006 relating to staff reductions, with $28 recorded in Transportation Services and $5 in ACTS.



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                                      6

[ACE AVIATION LOGO OMITTED]      Notes to the Consolidated Financial Statements
                                                                 Quarter 2 2006

6.   SHARE INFORMATION


As at June 30, 2006, the issued and outstanding common shares of ACE, along with common shares potentially issuable, pursuant to convertible preferred shares, convertible notes and stock options were as follows:



-------------------------------------------------------------------------
                                                  Number of shares (000)
                                Authorized    At June 30,      At December 31,
                                                  2006              2005
--------------------------------------------------------------------------

Issued and outstanding common shares

     Class A variable voting    unlimited         79,600            76,735
     Class B voting shares      unlimited         22,360            25,059
     Shares held in escrow                            -                 28
--------------------------------------------------------------------------

Total issued and outstanding common shares       101,960           101,822
--------------------------------------------------------------------------

Potential common shares
     Convertible preferred shares                 10,483            10,228
     Convertible notes                             7,354             6,875
     Stock options                                 3,869             3,187
--------------------------------------------------------------------------

Total potential common shares                     21,706            20,290
--------------------------------------------------------------------------




The information presented in the table above reflects the changes in connection with the special distribution of Aeroplan units (refer to Note 8).

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                                      7

[ACE AVIATION LOGO OMITTED]      Notes to the Consolidated Financial Statements
                                                                 Quarter 2 2006


7.  DISPOSAL OF INTERESTS IN JAZZ


ACE completed an initial public offering of the Jazz Air Income Fund ("Jazz Fund") on February 2, 2006. The Jazz Fund subscribed for 23.5 million units of Jazz at a price of $10.00 per unit for net proceeds of $218, net of offering costs of $17 that were paid during Quarter 1 2006. Concurrent with the closing of the initial public offering, Jazz received proceeds of $113, net of fees of $2, representing the drawing under a new term credit facility (refer to Note 3).

On February 27, 2006, following the exercise of the over-allotment option by the underwriters, the Jazz Fund issued an additional 1.5 million units at a price of $10.00 per unit for additional net proceeds of approximately $14. The Jazz Fund is an unincorporated, open-ended trust that indirectly holds 20.3% of the outstanding limited partnership units of Jazz. ACE holds the remaining 79.7% of the outstanding limited partnership units of Jazz.

Certain of the units held by the Corporation (the "Subordinated Units") representing 20% of the units issued and outstanding at the closing are subordinated. Distributions on the Subordinated Units will be subordinated in favour of the non-subordinated units. Distributions (including in respect of accrued deficiencies in distributions) will only be paid by Jazz on the Subordinated Units at the end of the fiscal quarter.

Under the terms of an investor liquidity agreement, the units held by ACE in Jazz, to the extent not subordinated, are exchangeable for Jazz Fund units on a one-to-one basis. The subordinated units of Jazz held by ACE will become exchangeable after December 31, 2006. The exchange right expires once all units of Jazz held by ACE have been exchanged. The investor liquidity agreement also provides for registration and other liquidity rights that enable it to require the Jazz Fund to file a prospectus and otherwise assist with a public offering subject to certain restrictions.

ACE has recorded a dilution gain of $220 in Quarter 1 2006 and a non-controlling interest on the statement of financial position of $10 as a result of the dilution of its interests in Jazz. The dilution gain is the net proceeds of the offering in excess of ACE's proportionate carrying value of its investment in Jazz. In addition, a future income tax expense of $10 was recorded in Quarter 1 2006.


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                                      8

[ACE AVIATION LOGO OMITTED]      Notes to the Consolidated Financial Statements
                                                                 Quarter 2 2006


8.   SPECIAL DISTRIBUTION OF AEROPLAN UNITS

On February 16, 2006, ACE's Board of Directors declared a special distribution of units of the Aeroplan Income Fund to ACE's shareholders. The distribution of
0.18 Aeroplan unit per Class A variable voting share, Class B voting share, and preferred share (on an as converted basis) of ACE was made as a return of capital and represents in the aggregate approximately 10.1% of the units of Aeroplan Income Fund on a fully diluted basis. The record date for the purpose of the special distribution was March 3, 2006. Based on the closing price of the units of Aeroplan Income Fund on March 3, 2006, the fair value of the units distributed amounted to $251.

Units of Aeroplan cannot be distributed to shareholders of ACE that are resident in the United States. A total of 7,085,111 units of Aeroplan Income Fund, representing those Aeroplan units that would have otherwise been delivered to shareholders of ACE that are resident in the United States, as well as those units of Aeroplan that would have otherwise been delivered to the registered shareholders of ACE holding less than 200 shares in the capital of ACE and any fractional interests in units of Aeroplan, were sold through an orderly sale process on the Toronto Stock Exchange and the net cash proceeds of such sale of units were remitted to shareholders. A total of 20,204,165 Aeroplan units were distributed as part of the special distribution to ACE shareholders, of which 13,119,054 units were delivered to ACE shareholders and the remaining 7,085,111 units were sold on the Toronto Stock Exchange. Following the completion of the distribution, and the funding of Aeroplan's Initial Long Term Incentive Plan as described below, ACE's direct interest in Aeroplan is 75.3% and Aeroplan Income Fund's interest is 24.7%.

The special distribution to Class A and Class B shareholders totaling 18,347,309 Aeroplan units is a non-monetary non-reciprocal transfer to owners. Non-monetary non-reciprocal transfers to owners are recorded at the carrying amount of the net assets transferred and do not give rise to a gain or loss. As Aeroplan is in a deficit position, in these consolidated financial statements, no amounts have been reflected for this element of the distribution, other than accounting entries relating to future income taxes described below.

The special distribution to preferred shareholders of ACE totaled 1,856,856 Aeroplan units. This transaction is considered a non-reciprocal transfer to non-owners since the holders of the Convertible Preferred Shares are not considered owners of the Corporation for accounting purposes. The transfer is measured at fair value at the date of distribution and results in net interest expense of $4 recorded in Quarter 1 2006 and a reduction to intangible assets of $4. The net interest expense of $4 is the fair value of the distribution of $23 less a gain recorded of $19, which is the fair value of the distribution in excess of the Corporation's proportionate carrying value of its investment in Aeroplan of $4 (including fair value adjustments recorded on consolidation).

The special distribution has no cash tax consequences. However, the distribution involves a use of loss carry forwards in ACE giving rise to a reduction in future income tax assets of $65. $59 relates to the distribution to the Class A and Class B shareholders which is recorded as a reduction in Share capital and Intangible assets in accordance with the Corporation's accounting policy on income taxes. The remaining $6 relating to the distribution to preferred shareholders is recorded as a future income tax expense in the statement of operations in Quarter 1 2006.

In accordance with the terms of the ACE Convertible Senior Notes, the special distribution and return of capital triggers a conversion rate adjustment (refer to Note 3). This change in the conversion rate did not have any accounting consequences. Similarly, the Corporation's stock option plan provides for amendments to the option exercise price and the number of common shares to which participants are entitled to exercise. Effective March 22, 2006 the adjustment was applied to all unexercised ACE stock options as of March 1, 2006, whether vested or not. As at the adjustment date, the weighted average exercise price and number of options outstanding had been amended from $25.54 and 3,131,946 options to $23.87 and 3,350,193 options.

Initial Long Term Incentive Plan - Aeroplan
On March 31, 2006 ACE exchanged on a 1:1 basis 500,000 of its Aeroplan Limited Partnership units into Aeroplan Income Fund units. The Aeroplan Income Fund units were transferred to a trust for the purpose of funding the Initial Long Term Incentive Plan of Aeroplan. The transfer is recorded at the carrying amount of the net assets transferred and does not give rise to a gain or loss. Under the terms of the plan 50% of the Units granted are subject to vesting conditions based on performance and the remaining 50% based on time. Performance based Units vest at the end of each performance period if distributable income targets established by Aeroplan's board of directors for each of the periods ended December 31, 2005, 2006 and 2007 are met, or


------------------------------------------------------------------------------

[ACE AVIATION LOGO OMITTED]      Notes to the Consolidated Financial Statements
                                                                 Quarter 2 2006




on a cumulative basis at the end of the following performance period if such targets are met in that following performance period. Time based Units vest at the end of the three year period ending on June 29, 2008. Forfeited units that do meet the vesting conditions and accumulated distributions thereon accrue back to ACE.



--------------------------------------------------------------------------------

[ACE AVIATION LOGO OMITTED]      Notes to the Consolidated Financial Statements
                                                                 Quarter 2 2006


9.   SEGMENT INFORMATION

The Corporation has four reportable segments: Transportation Services, Aeroplan, Jazz, and ACTS. The accounting policies for each of these segments are the same as those disclosed in Note 2 to the 2005 annual consolidated financial statements of ACE, with the exception of the policy on stock-based compensation for employees eligible to retire before the vesting period which is described in
Note 1 to these interim financial statements. Segment financial information has been prepared consistent with how financial information is produced internally for the purposes of making operating decisions. Segments negotiate transactions between each other as if they were unrelated parties. A reconciliation of the total amounts reported by each segment to the applicable amounts in the consolidated financial statements follows:





    -----------------------------------------------------------------------------------------------------
                                               Three months ended June 30, 2006
                            Transport                                         Inter-seg     Consolidated
                            Services    Aeroplan     Jazz       ACTS         Elimination         Total
    ----------------------------------------------------------------------------------------------------

    Passenger revenue        $  2,288      $    -      $ -    $      -       $       -       $      2,288
    Cargo revenue                 152           -        -           -               -                152
    Other revenue                   4         181        2          55               -                242
    ----------------------------------------------------------------------------------------------------
         External revenue       2,444         181        2          55               -              2,682
    Inter-segment revenue          31           2      338         171            (542)                 -
    ----------------------------------------------------------------------------------------------------
         Total revenue          2,475         183      340         226            (542)             2,682
    ----------------------------------------------------------------------------------------------------
    Aircraft rent                  82           -       33           -              (2)               113
    Depr, amortization and
       obsolescence               122           4        7           7               -                140
    Other operating
       expenses                 2,158         148      264         218            (540)             2,248
    ----------------------------------------------------------------------------------------------------
         Total operating
         expenses               2,362         152      304         225            (542)             2,501
    ----------------------------------------------------------------------------------------------------
         Operating income         113          31       36           1               -                181

    Non-operating (a)              59           1        -          (5)              -                 55
    ----------------------------------------------------------------------------------------------------

         Segment results     $    172     $    32   $   36    $     (4)    $         -       $        236
    ----------------------------------------------------------------------------------------------------







    --------------------------------------------------------------------------------------------------------------------
                                                              Three months ended June 30, 2006
                                         Transportation                                        Inter-segment  Consolidated
                                         Services       Aeroplan       Jazz       ACTS         Elimination         Total
    ---------------------------------------------------------------------------------------------------------------------

Passenger revenue                         $2,100            $-           $-          $-            $-          $2,100
Cargo revenue                                147             -            -           -             -             147
Other revenue                                  6           155            3          47             -             211
External revenue                           2,253           155            3          47             -           2,458
Inter-segment revenue                         52             2          228         142          (424)              -
Total revenue                              2,305           157          231         189          (424)          2,458

Aircraft rent                                 85             -           15           -            (2)             98
Depr, amortization & obsolescence            104             2            5           8             -             119
Other operating expenses                   2,010           130          184         161          (422)          2,063
Total operating expenses                   2,199           132          204         169          (424)          2,280

Operating income                             106            25           27          20             -             178

Non-operating (a)                             (2)            -           (3)         (4)            -              (9)

Segment results                             $104           $25          $24         $16            $-            $169
======================================================================================================================


-------------------------------------------------------------------------------

[ACE AVIATION LOGO OMITTED]      Notes to the Consolidated Financial Statements
                                                                 Quarter 2 2006



    ---------------------------------------------------------------------------------------------------------------------
                                                              Three months ended June 30, 2006
                                         Transportation                                        Inter-segment  Consolidated
                                         Services       Aeroplan       Jazz       ACTS         Elimination         Total
    ---------------------------------------------------------------------------------------------------------------------

Passenger revenue                         $4,309           $-               $-        $-           $-          $4,309
Cargo revenue                                303            -                -         -            -             303
Other revenue                                 71          378                4       101            -             554
   External revenue                        4,683          378                4       101            -           5,166
Inter-segment revenue                         84            5              656       325       (1,070)              -
   Total revenue                           4,767          383              660       426       (1,070)          5,166

Aircraft rent                                165            -               65         -           (4)            226
Depr, amortization and                       240            8               11        15            -             274
obsolescence
Other operating expenses                   4,367          305              512       429       (1,066)          4,547
Total operating expenses                   4,772          313              588       444       (1,070)          5,047

Operating income                              (5)          70               72       (18)           -             119

Non-operating (a)                            246            1               (3)       (9)           -             235

Segment results                             $241          $71              $69      $(27)          $-            $354
========================================================================================================================





    ---------------------------------------------------------------------------------------------------------------------
                                                      Three months ended June 30, 2006
                                 Transportation                                        Inter-segment  Consolidated
                                 Services       Aeroplan       Jazz       ACTS         Elimination         Total
    ---------------------------------------------------------------------------------------------------------------------

Passenger revenue                   $3,839             $-        $-         $-          $ -          $  3,839
Cargo revenue                          282              -         -          -            -               282
Other revenue                           98            325         5         86            -               514
External revenue                     4,219            325         5         86            -             4,635
Inter-segment revenue                  101              5       440        278         (824)                -
Total revenue                        4,320            330       445        364         (824)            4,635

Aircraft rent                          161              -        30          -           (3)              188
Depr, amortization and                 210              3        10         16            -               239
obsolescence
Other operating expenses             3,929            276       348        308         (821)            4,040
Total operating expenses             4,300            279       388        324         (824)            4,467

Operating income                        20             51        57         40            -               168

Non-operating (a)                      (62)             -        (7)       (7)            -               (76)

Segment results                     $  (42)           $51       $50        $33          $ -          $     92
=========================================================================================================================






Depreciation, amortization and obsolescence included amortization expense related to intangible assets of $23 ($46 for the six months ended June 30, 2006; $24 for the three months ended June 30, 2005 and $50 for the six months ended June 30, 2005).

(a) Non-operating refers to the combination of Non-operating income (expense), Non-controlling interest, Foreign exchange gain (loss), and Provision for income taxes.



--------------------------------------------------------------------------------

[ACE AVIATION LOGO OMITTED]      Notes to the Consolidated Financial Statements
                                                                 Quarter 2 2006


Geographic Information

    --------------------------------------------------------------------------
                                      Three months ended   Six months ended
                                            June 30             June 30
                                           2006      2005      2006      2005
    --------------------------------------------------------------------------

    Passenger revenue
           Canada                      $    969   $   916  $  1,755   $ 1,593
           US Transborder                   474       399       948       778
           Atlantic                         479       437       818       730
           Pacific                          228       224       426       413
           Other                            138       124       362       325
    --------------------------------------------------------------------------

    Total passenger revenue            $  2,288   $ 2,100  $  4,309   $ 3,839
    --------------------------------------------------------------------------



Passenger revenues for Canada are based on the actual flown revenue for flights with an origin and destination in Canada. Passenger revenues for US Transborder and other international destinations are based on the actual flown revenue for flights with an origin or destination outside of Canada.

Balance Sheet Information



    ------------------------------------------------------------------------------------------
                                             As at June 30, 2006
                      Transportation                              Inter-segment  Consolidated
                            Services   Aeroplan   Jazz    ACTS      Elimination         Total
    ------------------------------------------------------------------------------------------

    Cash resources (b)         2,214     498     110       -               -          2,822
    Total assets              11,648     734     457     428            (793)        12,474
    ------------------------------------------------------------------------------------------




    ------------------------------------------------------------------------------------------
                                             As at June 30, 2006
                      Transportation                              Inter-segment  Consolidated
                            Services   Aeroplan   Jazz    ACTS      Elimination         Total
    ------------------------------------------------------------------------------------------

    Cash resources (b)         1,682     465      34       -               -              2,181
    Total assets              11,001     674     504     381            (713)            11,847
    ------------------------------------------------------------------------------------------



(b) Cash resources refer to Cash and cash equivalents, and Short-term investments.


-------------------------------------------------------------------------------

[ACE AVIATION LOGO OMITTED]      Notes to the Consolidated Financial Statements
                                                                 Quarter 2 2006


10.   RECONCILIATION OF CNADIAN GAAP TO UNITED STATES GAAP

The consolidated financial statements of the Corporation have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"), which differ in certain respects from accounting principles generally accepted in the United States ("US GAAP"). The following table represents the significant reconciling items between US GAAP and Canadian GAAP. For a complete discussion of US and Canadian GAAP differences, refer to Note 23 to the 2005 annual consolidated financial statements of ACE and Sub-Note 3 below.

(Canadian dollars - millions except per share data)

--------------------------------------------------------------------------------
                                          Three months         Six months
                                          ended June 30       ended June 30
                                          2006     2005      2006      2005
----------------------------------------------------------------------------

Income for the period in accordance
with Canadian GAAP                     $   236  $   169  $    354  $     92
----------------------------------------------------------------------------

Convertible securities                      15      (24)       53       (42)
Derivative instruments                      44        -        86         -
Jazz dilution gain reduction (1)             -        -       (41)        -
Interest expense (2)                         -        -         4         -
Stock-based compensation (3)                (3)      (1)       (3)       (1)
Aircraft lease expense (4)                  (1)       -        (1)        -
Aeroplan dilution gain reduction (5)         -      (82)        -       (82)
Amortization of intangible assets           (2)      (1)       (4)       (1)

----------------------------------------------------------------------------
Income adjustments for the period
before the following                        53     (108)       94      (126)

Income tax adjustment                      (12)      21       (20)       20

----------------------------------------------------------------------------
Respective period income adjustments        41      (87)       74      (106)

----------------------------------------------------------------------------
Income for the period in accordance
with US GAAP                           $   277  $    82  $    428  $    (14)
----------------------------------------------------------------------------

Minimum pension liability adjustment (a)    35     (335)      140      (359)
Available-for-sale securities (a),(6)      (66)       -       (52)        -

----------------------------------------------------------------------------
Comprehensive income (loss) for the
period in accordance with US GAAP      $   246 $   (253) $    516 $    (373)
----------------------------------------------------------------------------

Earnings (loss) per share - US GAAP (7)
 - Basic                               $  2.68  $  0.78  $   4.11  $  (0.22)
----------------------------------------------------------------------------
 - Diluted                             $  2.35  $  0.74  $   3.65  $  (0.22)
----------------------------------------------------------------------------
(a)  All items in Other Comprehensive income are shown net of tax.



------------------------------------------------------------------------------

[ACE AVIATION LOGO OMITTED]      Notes to the Consolidated Financial Statements
                                                                 Quarter 2 2006



    --------------------------------------------------------------------------
                                            At June 30, 2006  At December 31,
                                                                         2005
    --------------------------------------------------------------------------
    Deferred charges
       Balance under Canadian GAAP           $    126                $   145
       Deferred finance charges (4)                (4)                    (2)
    --------------------------------------------------------------------------
    Balance under US GAAP                    $    122                $   143
    --------------------------------------------------------------------------
    Goodwill
       Balance under Canadian GAAP           $      -                $     -
       Goodwill (1,2)                           1,174                  1,452
    --------------------------------------------------------------------------
    Balance under US GAAP                    $  1,174                $ 1,452
    --------------------------------------------------------------------------
    Intangible assets
       Balance under Canadian GAAP           $  2,267                $ 2,462
       Convertible preferred shares (2)            4
       Goodwill                                  307                     146
    --------------------------------------------------------------------------
    Balance under US GAAP                    $  2,578                $ 2,608
    --------------------------------------------------------------------------
    Other assets
       Balance under Canadian GAAP           $    306                $   392
       Derivative instruments                      75                    (11)
       Available-for-sale securities (6)           68                    130
    --------------------------------------------------------------------------
    Balance under US GAAP                    $    449                $   511
    --------------------------------------------------------------------------
    Long-term debt and capital
    leases
       Balance under Canadian GAAP           $  3,584                $ 3,543
       Convertible securities                      20                     22
    --------------------------------------------------------------------------
    Balance under US GAAP                    $  3,604                  3,565
    --------------------------------------------------------------------------
    Convertible preferred shares
       Balance under Canadian GAAP           $    157                $   148
       Reclassification of preferred
       shares                                    (157)                  (148)
    --------------------------------------------------------------------------
    Balance under US GAAP                    $      -                $     -
    --------------------------------------------------------------------------
    Pension and other benefit liabilities
       Balance under Canadian GAAP           $  2,062                $ 2,154
       Minimum pension liability
       adjustment                                  35                    246
    --------------------------------------------------------------------------
    Balance under US GAAP                    $  2,097                $ 2,400
    --------------------------------------------------------------------------
    Future income taxes
       Balance under Canadian GAAP           $    187                $   221
       Goodwill                                    37                     22
    --------------------------------------------------------------------------
    Balance under US GAAP                    $    224                $   243
    --------------------------------------------------------------------------
    Other long-term liabilities
       Balance under Canadian GAAP           $    422                $   446
       Convertible preferred shares -
       embedded derivative                        128                    165
       Convertible notes - embedded
       derivative                                  58                     64
    --------------------------------------------------------------------------
    Balance under US GAAP                    $    608                $   675
    --------------------------------------------------------------------------
    Temporary equity
       Balance under Canadian GAAP           $      -                $     -
       Reclassification of convertible
       preferred shares                           191                    182
    --------------------------------------------------------------------------
    Balance under US GAAP                    $    191                $   182
    --------------------------------------------------------------------------


------------------------------------------------------------------------------

[ACE AVIATION LOGO OMITTED]      Notes to the Consolidated Financial Statements
                                                                 Quarter 2 2006




   Shareholders' equity

     Share capital and other
   equity
      Balance under Canadian GAAP           $     691                $   747
      Reclassification of convertible preferred
        shares and convertible notes             (209)                  (209)
      Future income tax (2)                        (6)                     -
      Goodwill recorded at fresh-start          1,596                  1,596
      -----------------------------------------------------------------------

Balance under US GAAP                       $   2,072                $ 2,134
   Contributed Surplus
      Balance under Canadian GAAP           $      23                $    19
      Stock-based compensation (3)                (10)                   (13)
      -----------------------------------------------------------------------
      Balance under US GAAP                 $      13                $     6

  Retained Earnings
      Balance under Canadian GAAP           $     756                $   402
      Convertible securities                       (9)                   (17)
      Current year income adjustments              74                    (51)
      Cumulative prior year adjustments:
        Stock-based compensation (3)               13                     16
        Future income tax                          17                     (2)
        Goodwill                                  (94)                     -
        Intangible asset                           (3)                     -
        Deriviative instruments                   (11)                     -
        Convertible securities                    (78)                  (102)
      -----------------------------------------------------------------------
      Balance under US GAAP                 $     665                $   246

    Accumulated Other Comprehensive Income
      Balance under Canadian GAAP           $       -                $     -

      Current year adjustments to comprehensive income:

        Minimum pension liability                 140                   (162)
        Available-for-sale securities             (52)                   108

      Cumulative prior year adjustments to comprehensive income:

        Minimum pension liability                (164)                    (2)
        Available-for-sale  securities            108                     -
      -----------------------------------------------------------------------
      Balance under US GAAP                 $      32                $   (56)
   --------------------------------------------------------------------------
   Balance under US GAAP                    $   2,782                $ 2,330
   --------------------------------------------------------------------------


1.       Jazz dilution gain adjustment
As described in Note 7, under Canadian GAAP, ACE has recorded a dilution gain of $220 as a result of the dilution of its interest in Jazz. Under US GAAP, the dilution gain is reduced by $41 due to the impact of the disposal of goodwill.

2.       Special distribution of Aeroplan units
Under Canadian GAAP, as described in Note 8, ACE's Board of Directors declared a special distribution of units of the Aeroplan Income Fund to ACE's shareholders. The special distribution to Class A and Class B shareholders is a non-monetary non-reciprocal transfer to owners, which is recorded at the carrying amount of the net assets transferred and does not give rise to a gain or loss. As Aeroplan LP is in a deficit position, in these consolidated financial statements, no amounts have been reflected for this element of the distribution, other than accounting entries relating to future income taxes described below.

Under Canadian GAAP, the special distribution to preferred shareholders of ACE is considered a non-reciprocal transfer to non-owners since the host instrument is classified as debt for accounting purposes. This results in net interest expense of $4 recorded in Quarter 1 2006 and a reduction to intangible assets of $4. Under US GAAP, the special distribution to preferred shareholders of ACE is considered a non-monetary non-reciprocal transfer to owners since the host instrument is classified as temporary equity for accounting purposes. Consistent with the accounting treatment of the special distribution for Class A and Class B shareholders, a



------------------------------------------------------------------------------

[ACE AVIATION LOGO OMITTED]      Notes to the Consolidated Financial Statements
                                                                 Quarter 2 2006




non-monetary non-reciprocal transfer to owners is recorded at the carrying amount of the net assets transferred and does not give rise to a gain or loss. The adjustment under US GAAP is a reduction to net interest expense of $4 in Quarter 1 2006 and an increase to intangible assets of $4.

Under Canadian GAAP, a $65 reduction in future income tax assets was recorded in Quarter 1 2006, consisting of a $59 reduction in Share capital and Intangible assets for the portion related to the distribution to the Class A and Class B shareholders and $6 future income tax expense and reduction to Intangible assets for the portion related to the distribution to preferred shareholders. Under US GAAP, the $65 reduction in future income tax assets results in a $65 reduction of Share capital and Goodwill. The adjustment for US GAAP is a $65 increase in Intangible assets, a $65 decrease in Goodwill; a $6 decrease in future income tax expense and a $6 decrease in Share capital.

3.       Stock-based compensation
Under Canadian GAAP, as described in Note 1, the Corporation has adopted EIC-162 in the period ended June 30, 2006 with restatement of prior periods. EIC-162 requires that the compensation cost for a stock option award attributable to an employee who is eligible to retire at the grant date be recognized on the grant date or for an employee who will become eligible to retire during the vesting period be recognized over the period from the grant date to the date the employee becomes eligible to retire (the "non-substantive vesting period approach").

Under US GAAP, the Corporation adopted Statement of Financial Accounting Standards ("FAS") No. 123 (revised 2004), "Share-Based Payment" ("FAS 123R") on January 1, 2006, which has the same requirements as EIC-162 under Canadian GAAP except FAS 123R is to be applied prospectively from January 1, 2006 to new option awards that have retirement eligibility provisions. The nominal vesting period approach is continued for any option awards granted prior to adopting FAS 123R and for the remaining portion of unvested outstanding options. Under US GAAP, the adjustment reflects the reversal of the charge to retained earnings of $16 as at January 1, 2005 ($13 as at January 1, 2006) an increase to Salaries, wage and benefits expense of $1 for the period ended June 30, 2005 and an increase of Salaries, wage and benefits expense of $3 for the period ended June 30, 2006, all with an offset to contributed surplus.

Under US GAAP, the impact of applying the non-substantive vesting period approach for awards granted after January 1, 2006 compared to the nominal vesting period approach is an increase to Salaries, wage and benefits expense of $3 for the three month period ended June 30, 2006 ($3 for the six month period ended June 30, 2006). The Salaries, wage and benefits expense for the six month period ended June 30, 2005 would decrease by $1 had the non-substantive vesting period approach been applied retroactively.

4.       Aircraft leases
Under Canadian GAAP, when a lease is extended and the payment terms are modified, the lessee should continue to account for the lease in accordance with the terms of the original lease contract until the original lease term expires. The difference between the modified payment and the payment under the terms of the original lease is deferred. Under US GAAP, any straight-line rent accruals and other deferred amounts should be amortized over the combined period of the remaining original lease term and the new lease term. Under US GAAP, additional aircraft lease expense of $1 has been recorded with the offset to deferred charges.

5.       Aeroplan dilution gain adjustment
During the course of preparing the annual 2005 consolidated financial statements, it was noted that the Aeroplan gain calculation, as reported in the three month period ended June 30, 2005, did not take into account the goodwill that is allocated to Aeroplan. As a result the dilution gain for US GAAP purposes, previously reported at $190 less tax of $28, has been decreased by $60 to $108 less tax of $6.

As a result of this adjustment the interim periods in 2005 have been adjusted. The income for the three month period ended June 30, 2005, previously reported at $142, has been restated to $82. The income for the six month period ended June 30, 2005, previously reported at $46, has been restated to a loss of $14. This adjustment does not impact the amounts reported under Canadian GAAP.

6.       Available-for-sale securities
Under Canadian GAAP, portfolio investments are accounted for using the cost method. Under US GAAP, portfolio investments classified as available-for-sale securities are carried at market value with unrealized gains or losses reflected as a separate component of shareholders' equity and included in comprehensive income. Under US GAAP, an unrealized gain of $16 less tax of $3 ($33 less tax of $6 for the six month period ended


------------------------------------------------------------------------------

[ACE AVIATION LOGO OMITTED]      Notes to the Consolidated Financial Statements
                                                                 Quarter 2 2006




June 30, 2006) has been recorded as a separate component of shareholders' equity and included in other comprehensive income, to reflect the fair value of the remaining US Airways investment of $99 ($217 at December 31, 2005). This adjustment is offset by a decrease of $95 less tax of $16, as the gain for the disposal of 3.25 million shares in Quarter 2 2006 is realized under Canadian GAAP.

7.     Earnings per share


--------------------------------------------------------------------------------
                                                  Three months      Six months
                                                 ended June 30     ended June 30
                                                  2006     2005     2006   2005
--------------------------------------------------------------------------------

Numerator
    Numerator for basic earnings per share:
      Income (loss)                          $    277  $    82   $  428   $ (14)
      Accretion of convertible
         preference shares                         (4)      (4)      (9)     (7)
    ---------------------------------------------------------------------------
      Adjusted numerator for income
      (loss) per share                            273       78      419     (21)

    Effect of potential dilutive securities:
      Convertible preferred shares                  4        4        9       7
      Convertible notes                             6        5       12       5
    Add back anti-dilutive impact                   -       (5)       -     (12)
    ----------------------------------------------------------------------------
Adjusted income (loss) for diluted
earnings per share                                283       82      440     (21)

Denominator
    Denominator for basic earnings per share:
      Weighted-average shares                     102      101      102      95
    Effect of potential dilutive securities:
      Convertible preferred shares                 10        9       10       9
      Convertible notes                             7        6        7       3
      Stock options                                 1        1        1       1
    Add back anti-dilutive impact                   -       (6)       -     (14)
    ---------------------------------------------------------------------------
Denominator for diluted earnings per share:
    Adjusted weighted-average shares              120      111      120      95
-------------------------------------------------------------------------------
Basic earnings (loss) per share              $   2.68     0.78     4.11   (0.22)
-------------------------------------------------------------------------------
Diluted earnings (loss) per share            $   2.35     0.74     3.65   (0.22)
-------------------------------------------------------------------------------


The calculation of earnings per share is based on whole dollars and not on rounded millions. As a result, the above amounts may not be recalculated to the per share amount disclosed above.


------------------------------------------------------------------------------
                                      18

[ACE AVIATION LOGO OMITTED]      Notes to the Consolidated Financial Statements
                                                                 Quarter 2 2006


8.       Pension and other benefit plans
The components of US GAAP net periodic cost of defined benefit plans include the following:


    ---------------------------------------------------------------------------
                                               Three months ended June 30
                                           Pension Benefits     Other Benefits
                                            2006      2005      2006     2005
    ---------------------------------------------------------------------------
    Service cost                         $    64  $    56   $    19   $   14
    Interest cost                            160      165        12       13
    Expected return on plan assets          (184)    (174)        -        -
    Amortization of prior service cost         -        -         -        -
    Amortization of net transition
       obligation                              -        -         -        -
    Amortization of experience (gains)
       losses                                  4        -        (4)      (1)
    ---------------------------------------------------------------------------
    Total                                $    44  $    47   $    27   $   26
    ---------------------------------------------------------------------------


    ---------------------------------------------------------------------------
                                                 Six months ended June 30
                                           Pension Benefits     Other Benefits
                                            2006      2005      2006     2005
    ---------------------------------------------------------------------------

    Service cost                         $   128  $     99  $    40   $   42
    Interest cost                            320       326       24       25
    Expected return on plan assets          (369)     (347)       -        -
    Amortization of prior service cost         -         -        -        -
    Amortization of net transition
       obligation                              -         -        -        -
    Amortization of experience (gains)
       losses                                  9         -       (9)      (2)
    ---------------------------------------------------------------------------
    Total                                $    88  $     78  $    55   $   65
    ---------------------------------------------------------------------------


As of June 30, 2006 the Corporation had contributed $178 to its defined benefit pension plans. The Corporation expects to contribute an additional $253 during the remainder of 2006.

9.       New accounting policies
Guidance on application of Variable Interest Entity standard
In April 2006, the Financial Accounting Standards Board (FASB) issued FASB Staff Position (FSP) No. FIN 46(R)-6, "Determining the Variability to Be Considered in Applying FASB Interpretation No. 46(R)", which provides additional clarification on how to determine the variability to be considered in applying FASB Interpretation No.46 (revised December 2003), "Consolidation of Variable Interest Entities." FSP FIN46(R)-6 is effective prospectively beginning the first day of the first reporting period beginning after June 15, 2006. The Corporation will adopt this standard as of Quarter 3 2006 and is currently assessing the impact of adopting this statement on the consolidated financial position and results of operations.

Accounting for certain hybrid financial instruments
In February 2006, the FASB issued FASB Statement 155, "Accounting for Certain Hybrid Financial Instruments - an amendment of FASB Statement No. 133 and 140" (FAS155), which permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation, with changes in fair value recognized in earnings. The fair-value election will eliminate the need to separately recognize certain derivatives embedded in hybrid financial instruments under FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities. FAS 155 is effective for all financial instruments acquired or issued after the beginning of an entity's first fiscal year that begins after September 15, 2006. The Corporation will adopt this standard as of Quarter 1 2007 and is in the process of assessing the impact of adopting this standard on the consolidated financial position and results of operations.

Accounting for uncertainty in income taxes
In June 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109" (FIN
48). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, "Accounting for Income Taxes." The interpretation prescribes a recognition threshold and measurement attribute for the financial statement accounting guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Corporation will adopt this standard as of Quarter 1 2007 and is in the process of assessing the impact of adopting this standard on the consolidated financial position and results of operations.


------------------------------------------------------------------------------

[ACE AVIATION LOGO OMITTED]      Notes to the Consolidated Financial Statements
                                                                 Quarter 2 2006

11.   FINANCIAL INSTRUMENTS

Fuel Price Risk Management
The Corporation enters into contracts with financial intermediaries to manage its exposure to jet fuel price volatility. During Quarter 2 2006, the Corporation entered into two three-way collar option structures that have two call strike prices within each option, which puts a ceiling on the potential benefit to be realized by the Corporation if commodity prices increase above the threshold of the second call strike price. Due to the ceiling in these derivative instruments, this type of derivative does not qualify as a hedging instrument under GAAP. As at June 30, 2006, the fair value of these derivative instruments was $1 and is recorded in Investments and other assets on the consolidated statement of financial position. The Corporation recognized a net gain of $1 in non-operating expense.

Interest Rate Risk Management
Air Canada
Air Canada enters into interest rate swaps to manage the risks associated with interest rate movement on US and Canadian floating rate debt and investments. During Quarter 2 2006, Air Canada entered into 19 interest rate swaps with a nominal value of US$414 to receive floating rates and pay a weighted average fixed rate of 5.81% for the debt to be arranged in relation to the financing of Embraer 190 aircraft between June 2006 and November 2007. The swaps have 15 year terms from the expected delivery date of the aircraft and their maturities range from June 2021 to December 2022. The Corporation did not apply hedge accounting to these derivative instruments.

Before June 30, 2006, one of these swaps was settled at a nominal value. As at June 30, 2006, the fair value of the remaining 18 swaps was $2 and is recorded in Other long-term liabilities on the consolidated statement of financial position. The Corporation recognized a net loss of $2 in non-operating expense.

Jazz
During Quarter 1 2006, Jazz entered into interest rate swaps to hedge its exposure to changes in interest rates (Note 3). Effective February 2, 2006, the Corporation is applying hedge accounting to these financial instruments and no amount is recorded in these financial statements. As at June 30, 2006, the fair value of these swaps was $1 in favour of the Corporation.


------------------------------------------------------------------------------

12.   CONTINGENCIES

U.S. DoJ Cargo Investigation
The European Commission, the United States Department of Justice (the "U.S. DoJ") and the Competition Commission in Canada, among other competition authorities, are investigating alleged anti-competitive Cargo pricing activities, including certain fuel surcharges levied by a number of airlines and other Cargo operators. The U.S. DoJ has recently sought information from Air Canada as part of its investigation. Air Canada is cooperating fully with this investigation.

In addition, Air Canada is named as a defendant in a number of class action lawsuits that have been filed before the United States District Court and in Canada in connection with these allegations. It is not possible to predict, with any degree of certainty, the outcome of these actions. Air Canada intends to defend these law suits vigorously.

It is Air Canada's policy to conduct its business in full compliance with all applicable laws, including competition laws.

WestJet
In the 2005 annual consolidated financial statements, the Corporation disclosed a potential contingency related to claims and counterclaims between Air Canada and WestJet Airlines Limited.

During Quarter 2 2006 and as further discussed in a joint press release dated May 29, 2006, a resolution was reached by which WestJet, among other things, has agreed to pay Air Canada's investigation and litigation costs of $5.5, which has been recorded as a recovery of Other operating expenses during Q2 2006. Air Canada has withdrawn its claims in light of this settlement. All legal proceedings between the parties have been terminated.



-------------------------------------------------------------------------------

[ACE AVIATION LOGO OMITTED]      Notes to the Consolidated Financial Statements
                                                                 Quarter 2 2006


13.  SUBSEQUENT EVENT - STRATEGIC INITIATIVES

On August 11, 2006, the Board of Directors of ACE announced the following strategic initiatives, market conditions permitting, to create further value for ACE shareholders:

     o Launching of an initial public offering (IPO) of a minority stake in Air Canada in late 2006;

     o    Commencing a process in late 2006 to monetize ACTS; and

     o Pursuing opportunities that realize the value of its investment in Aeroplan and Jazz.

In connection with these plans, ACE intends, subject to shareholder and Court approval under the Canada Business Corporations Act, to enter into a plan of arrangement. The plan would provide the Board of ACE with the authority to reduce the capital of the Corporation up to an aggregate amount of approximately $2 billion over time, but without any maximum time limit. A special meeting of shareholders will be convened in October 2006 to review the proposed plan of arrangement.




------------------------------------------------------------------------------

                                                              Document 2


[ACE AVIATION GRAPHIC OMITTED]





                                 Quarter 2 2006
                    Management's Discussion and Analysis of
                 Results of Operations and Financial Condition




                                [GRAPHIC OMITTED]

                                TABLE OF CONTENTS


   1.  PREFACE.................................................................1

   2.  OVERVIEW AND GENERAL BUSINESS SUMMARY...................................2
           2.1    Air Canada Revenue model.....................................2
           2.2    Fuel hedging.................................................2
           2.3    Status of wage review with unions............................3
           2.4    Non-unionized labour reductions..............................3
           2.5    Fleet........................................................3
           2.6    Sale of US Airways shares....................................4
           2.7    Contingencies................................................4

   3.  QUARTER AND YEAR-TO-DATE RESULTS........................................5
           3.1    Comparison of consolidated quarter and year-to-date results..5
           3.2    Comparison of segment quarter and year-to-date results......10
           3.3    Transportation Services.....................................11
           3.4    Aeroplan....................................................13
           3.5    Jazz........................................................14
           3.6    ACTS........................................................15

   4.  FINANCIAL AND CAPITAL MANAGEMENT.......................................16
           4.1    Financial position..........................................16
           4.2    Liquidity and working capital...............................16
           4.3    Share information...........................................17
           4.4    Pension funding obligations.................................18
           4.5    Cash flows from operations..................................18
           4.6    Cash flows from financing activities........................18
           4.7    Cash flows used for investing activities....................18

   5.  QUARTERLY FINANCIAL DATA...............................................19

   6.  CONTROLS AND PROCEDURES................................................20

   7.  MATERIAL CHANGES.......................................................20

   8.  RISK FACTORS...........................................................20

   9.  SUBSEQUENT EVENT - STRATEGIC INITIATIVES...............................20

   10. NON-GAAP FINANCIAL MEASURES............................................21

   11. GLOSSARY...............................................................22

[ACE AVIATION GRAPHIC OMITTED]
                                            Management's Discussion and Analysis
                                                                  Quarter 2 2006

--------------------------------------------------------------------------------
1. PREFACE
--------------------------------------------------------------------------------

ACE Aviation Holdings Inc. ("ACE") is the parent holding company of various transportation and other service companies and partnerships, which are operated through the following four reporting segments: Transportation Services, Aeroplan Limited Partnership ("Aeroplan"), Jazz Air LP ("Jazz") and ACTS Limited Partnership ("ACTS"). The Transportation Services segment includes the following principal operating companies and partnerships: Air Canada, ACGHS Limited Partnership ("ACGHS"), Touram Limited Partnership ("Air Canada Vacations") and AC Cargo Limited Partnership ("Air Canada Cargo"). As at June 30, 2006, ACE holds a 75.3 percent direct ownership interest in Aeroplan and a 79.7 percent direct ownership interest in Jazz.

References to the "Corporation" in this Management's Discussion and Analysis ("MD&A") refers, as the context may require, to ACE and its subsidiaries collectively, ACE and one or more of its subsidiaries, one or more of ACE's subsidiaries, or ACE itself.

This MD&A is current as of August 10, 2006 and should be read in conjunction with ACE's unaudited interim financial statements for Quarter 2 2006 and ACE's audited annual consolidated financial statements and annual MD&A for 2005. The unaudited interim consolidated financial statements are prepared in accordance with Generally Accepted Accounting Principles ("GAAP") in Canada and are based on accounting policies consistent with those disclosed in Note 2 to the 2005 Annual Consolidated Financial Statements of ACE, with the exception of the policy on stock-based compensation. Refer to Note 1 to the Unaudited Interim Quarter 2 2006 Consolidated Financial Statements of ACE for information related to the adoption of EIC-162 Stock-based Compensation for Employees Eligible to Retire Before the Vesting Date. All amounts are stated in Canadian dollars, unless otherwise indicated. Certain percentage amounts calculated herein are based on the amounts rounded to millions. For the operating segments, the sum of quarterly financial results may not equal the year-to-date results due to rounding.

For a glossary of terms and measures used in this MD&A, refer to section 11.

For further information on ACE's public disclosure file, including ACE's Annual Information Form, consult SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.shtml

CAUTION REGARDING FORWARD-LOOKING INFORMATION
Forward-looking statements are included in this MD&A. These forward-looking statements are identified by the use of terms and phrases such as "anticipate", "believe", "could", "estimate", "expect", "intend", "may", "plan", "predict", "project", "will", "would", and similar terms and phrases, including references to assumptions. Such statements may involve, but are not limited to, comments with respect to strategies, expectations, planned operations or future actions.

Forward-looking statements, by their nature, are based on assumptions and are subject to important risks and uncertainties. Any forecasts or forward-looking predictions or statements cannot be relied upon due to, amongst other things, changing external events and general uncertainties of the business. Results indicated in forward-looking statements may differ materially from actual results for a number of reasons, including without limitation, energy prices, general industry, market and economic conditions, war, terrorist attacks, changes in demand due to the seasonal nature of the business, the ability to reduce operating costs and employee counts, employee relations, labour negotiations or disputes, restructuring, pension issues, currency exchange and interest rates, changes in laws, regulatory developments or proceedings, pending and future litigation and actions by third parties as well as the factors identified throughout this MD&A and, in particular, those identified in the "Risk Factors" section of ACE's 2005 MD&A dated February 9, 2006. The forward-looking statements contained in this MD&A represent ACE's expectations as of August 10, 2006, and are subject to change after such date. However, ACE disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required under applicable securities regulations.

--------------------------------------------------------------------------------

[ACE AVIATION GRAPHIC OMITTED]
                                            Management's Discussion and Analysis
                                                                  Quarter 2 2006

--------------------------------------------------------------------------------
2. OVERVIEW AND GENERAL BUSINESS SUMMARY
--------------------------------------------------------------------------------

A detailed description of ACE's strategy and objectives is provided in ACE's 2005 MD&A and an update on the progress made in the first three months of 2006 is disclosed in ACE's Quarter 1 2006 MD&A. Further progress towards achieving the objectives and implementing the strategy has been made during the second quarter.

2.1      Air Canada Revenue model

In July 2006, Air Canada matched its passenger load factor record for the month, set in July 2005, after reporting its 27th consecutive month of record load factors in June 2006. The record load factor and improving revenue numbers are an indication that Air Canada's customers are responding well to the new revenue model. With the success seen in North America, Air Canada has now begun the pricing simplification of its international markets. Air Canada's simplified four economy class fare options are now available for travel to and from the United Kingdom, Ireland, France, Italy, the Netherlands, Scandinavia and Israel. In addition, the Corporation has rolled out consumer and agency websites in countries such as Germany, Hong Kong, Australia, Italy, Scandinavia, the Netherlands and Israel, giving customers an easy-to-use shopping display. The second major initiative in the revenue model is the development of multi-trip flight passes. The new flight passes are built to provide flexibility to large corporations, small-medium enterprise businesses as well as to the individual business or leisure traveler. Currently, Air Canada offers 13 flight passes to its customers.

To support the revenue model, the Corporation has also begun two critical projects to ensure that the customer experience is amongst the elite in the industry. The first is the improvement of the Air Canada fleet through an interior makeover program as well as the installation of an in-flight entertainment system on the CRJ705 aircraft operated by Jazz. The second is the replacement of the systems that support the Corporation's current passenger reservation and airport customer systems. This project entails replacing its legacy systems with a newly developed web-enabled system that will give the Corporation greater flexibility to evolve its commercial strategy and offer customer-focused and value-based products. The new system is expected to be implemented in late 2007.

Progress has been made on ACE's strategy of expanding the airline's relative share of the North American ASM capacity and enhancing its international operations while improving customer experience. Since the beginning of the year, Air Canada and Jazz have introduced more than a dozen new non-stop services within Canada, to the United States and international destinations, and Air Canada has added more flights and new year-round service in markets across Canada and the United States.

2.2      Fuel hedging

In order to minimize the airline's exposure to the volatility of jet fuel prices, the Corporation manages its exposure through a fuel risk management strategy. In Quarter 2, 2006, the Corporation recorded net hedging gains of $4 million in fuel expense on settled hedging instruments during the quarter. In addition, for certain derivative instruments which do not qualify for hedge accounting, the Corporation recorded a net gain of $1 million in non-operating expense.

At June 30, 2006, the Corporation had mostly collar option structures in place to hedge a portion of its anticipated jet fuel requirements over the 2006 to 2007 period. For 2006, the majority of the Corporation's hedge positions are effectively in the form of jet fuel and heating oil-based contracts. The Corporation has 33 percent of the remainder of 2006 requirements hedged at prices that can fluctuate between an average of US$81 to US$92 per barrel for the jet fuel contracts and an average of US$75 to US$86 per barrel for the heating oil-based contracts. For 2007, the majority of the hedge positions are heating and crude oil-based contracts. The Corporation has hedged 24 percent of its 2007 requirements at prices that can fluctuate between an average of US$74 to US$85 per barrel for the heating oil-based contracts and an average of US$58 to US$69 per barrel for the crude oil-based contracts.

Since June 30, 2006, the Corporation has entered into new hedging positions, using swap structures on jet fuel at US$95 per barrel, which has added a 1 percent coverage to the third quarter and a 3 percent coverage to the fourth quarter of 2006. Hence, the Corporation has currently hedged 35 percent of its jet fuel requirements for the remainder of 2006 at prices that can fluctuate between an average of US$84 to US$93 per barrel for the jet fuel contracts and an average of US$75 to US$86 per barrel for the heating oil-based contracts.

--------------------------------------------------------------------------------

[ACE AVIATION GRAPHIC OMITTED]
                                            Management's Discussion and Analysis
                                                                  Quarter 2 2006

2.3      Status of wage review with unions

A majority of the employees of Air Canada and Jazz are unionized and subject to collective agreements in force until June 2009. These collective agreements provide for wage reviews that are expected to be completed by the end of 2006.

To date, Air Canada has completed negotiation, mediation and binding arbitration with one major union, the Canadian Auto Workers Union ("CAW"), which represents customer sales and services agents and crew schedulers. The arbitrator awarded wage increases of 1 percent effective June 2006, 1.75 percent effective June 2007 and 1.75 percent effective June 2008. Negotiations with all other major labour groups except the Canadian Union of Public Employees ("CUPE"), which represents Air Canada's flight attendants, have moved to mediation and, potentially, binding arbitration in August and September 2006.

Jazz has also completed negotiation, mediation and arbitration with the CAW, which represents its technical services, crew scheduling and customer service agents. The arbitrator awarded wage increases of 1 percent effective July 2006,
1.75 percent effective July 2007 and 1.75 percent effective July 2008. Negotiations with Teamsters Canada, which represents Jazz flight attendants, are expected to begin in early August. No dates have been set for negotiations with Jazz flight dispatchers although they are also expected to be completed by the end of 2006.

2.4      Non-unionized labour reductions

A workforce reduction plan was announced in February 2006 whereby non-unionized employee levels are in the process of being reduced by 20 percent. This program is expected to be substantially completed by the end of 2006. As at August 10, 2006, approximately 58 percent of the planned reductions had been completed.

2.5      Fleet

In Quarter 2 2006, Air Canada took delivery of four Embraer 190 aircraft and drew loans to finance the acquisition of these aircraft totaling $98 million (US$88 million). Three Embraer 190 aircraft were delivered in Quarter 4 2005 and four aircraft were delivered in Quarter 1 2006. The remaining 34 of a total of 45 Embraer 190 aircraft deliveries are planned to be completed by January 2008. In Quarter 1 2006, Air Canada took delivery of the last of 15 Embraer 175 aircraft on order. Air Canada had an operating fleet of 195 aircraft at June 30, 2006, after the transfer of 25 CRJ100 aircraft to Jazz, compared to 198 aircraft at June 30, 2005, a net decrease of 3 aircraft.

As disclosed in ACE's Quarter 1 2006 MD&A, on April 3, 2006, Air Canada announced that it had signed a 10-year lease for one new Boeing 777 from International Lease Finance Corporation ("ILFC"). Air Canada will take delivery of this aircraft in 2007.

The interior makeover program began in April 2006. The Corporation is currently refitting its third Airbus A320 and its first Boeing 767-300 aircraft. The interior upgrades for the Airbus A319, A321 and A330 aircraft are expected to begin in early 2007. This makeover program is expected to be completed by December 2007. In addition, the new Embraer and Boeing 777 aircraft are being delivered with the new seats and entertainment systems already installed.

In Quarter 2 2006, the remaining five CRJ100 aircraft of a total of 25 aircraft were transferred from Air Canada to Jazz. Jazz had an operating fleet of 134 aircraft at June 30, 2006 compared to 97 aircraft at June 30, 2005, an increase of 37 aircraft.

--------------------------------------------------------------------------------

[ACE AVIATION GRAPHIC OMITTED]
                                            Management's Discussion and Analysis
                                                                  Quarter 2 2006

2.6      Sale of US Airways shares

In Quarter 3 2005 the Corporation made an investment of US$75 million in US Airways Group, Inc. ("US Airways") for 5 million shares.

On April 10, 2006, the Corporation disposed of 1.75 million shares of its holdings in US Airways to PAR Investment Partners LP. The proceeds from the sale transaction amounted to $78 million (US$68 million). ACE has recorded a pre-tax gain of $46 million ($38 million after tax) in Quarter 2 2006 as a result of this transaction.

Over the period from June 7, 2006 to July 6, 2006, the Corporation disposed of
2.75 million shares of its holdings in US Airways through a series of transactions on the open stock market at an average price of over US$50 per share. Prior to June 30, 2006, 1.5 million shares were sold at an average price of over US$47 per share for net proceeds of $80 million (US$72 million). The Corporation has recorded a pre-tax gain of $54 million ($45 million after tax) in Quarter 2 2006 as a result of these transactions.

In July the Corporation sold an additional 1.25 million shares at an average price of over US$53 per share for net proceeds of $74 million (US$66 million). The Corporation has recorded a pre-tax gain of $52 million ($43 million after tax) in Quarter 3 2006 as a result of these transactions.

The aggregate net proceeds to date from the sale of 4.5 million shares of US Airways amount to $232 million (US$206 million).

As of August 10, 2006, ACE continues to hold 0.5 million shares in US Airways with a market value of US$20 million.

2.7      Contingencies

US Department of Justice Cargo pricing investigation

The European Commission, the United States Department of Justice (the "US DoJ") and the Competition Bureau in Canada, among other competition authorities, are investigating alleged anti-competitive cargo pricing activities, including certain fuel surcharges levied by a number of airlines and other cargo operators. The US DoJ has recently sought information from Air Canada as part of its investigation. Air Canada is cooperating fully with this investigation.

In addition, Air Canada is named as a defendant in a number of class action lawsuits that have been filed before the United States District Court and in Canada in connection with these allegations. It is not possible to predict, with any degree of certainty, the outcome of these actions. Air Canada intends to defend these lawsuits vigorously.

It is Air Canada's policy to conduct its business in full compliance with all applicable laws, including competition laws.

WestJet litigation

In the 2005 Annual Consolidated Financial Statements of ACE, the Corporation disclosed a potential contingency related to claims and counterclaims between Air Canada and WestJet Airlines Limited ("WestJet"). During Quarter 2 2006, and as further discussed in a joint press release dated May 29, 2006, a resolution was reached by which WestJet agreed to pay Air Canada's investigation and litigation costs of $5.5 million and accepted Air Canada's request that WestJet make a donation in the amount of $10 million in the name of Air Canada and WestJet to children's charities across the country. The $5.5 million has been recorded as a recovery of Other operating expenses during Quarter 2 2006. Air Canada has withdrawn its claims in light of this settlement. All legal proceedings between the parties have been terminated.

--------------------------------------------------------------------------------

[ACE AVIATION GRAPHIC OMITTED]
                                            Management's Discussion and Analysis
                                                                  Quarter 2 2006

--------------------------------------------------------------------------------
3. QUARTER AND YEAR-TO-DATE RESULTS
--------------------------------------------------------------------------------

3.1      Comparison of consolidated quarter and year-to-date results

The following table compares the consolidated results of operations of ACE for Quarter 2 2006 and the six months ended June 30, 2006 to the corresponding periods in 2005.


----------------------------------------------- ------------------- -------------- ------------------- ----------------
($ millions, except per share amounts)               Quarter 2         Change             YTD              Change
                                                    2006      2005       $      %      2006      2005         $      %
----------------------------------------------- --------- --------- ------- ------ --------- --------- --------- ------
Operating revenues
Passenger                                         $2,288    $2,100    $188      9    $4,309    $3,839      $470     12
Cargo                                                152       147       5      3       303       282        21      7
Other                                                242       211      31     15       554       514        40      8
----------------------------------------------- --------- --------- -------        --------- --------- ---------
                                                   2,682     2,458     224      9     5,166     4,635       531     11
----------------------------------------------- --------- --------- -------        --------- --------- ---------

Operating expenses
Salaries, wages and benefits                         636       622      14      2     1,278     1,235        43      3
Aircraft fuel                                        631       530     101     19     1,200       945       255     27
Aircraft rent                                        113        98      15     15       226       188        38     20
Airport and navigation fees                          245       230      15      7       475       443        32      7
Aircraft maintenance, materials and supplies         118        89      29     33       247       183        64     35
Communications and information technology             69        78      (9)   (12)      147       155        (8)    (5)
Food, beverages and supplies                          82        81       1      1       162       159         3      2
Depreciation, amortization and obsolescence          140       119      21     18       274       239        35     15
Commissions                                           59        73     (14)   (19)      127       138       (11)    (8)
Special labour charges                                 -         -       -               33         -        33    n/a
Other                                                408       360      48     13       878       782        96     12
----------------------------------------------- --------- --------- -------        --------- --------- ---------
                                                   2,501     2,280     221     10     5,047     4,467       580     13
----------------------------------------------- --------- --------- -------        --------- --------- ---------

Operating income                                     181       178       3              119       168       (49)

Non-operating income (expense)
Interest income                                       29        15      14               51        27        24
Interest expense                                     (91)      (77)    (14)            (179)     (152)      (27)
Interest capitalized                                  13         3      10               22         6        16
Gain on sale of US Airways shares                    100         -     100              100         -       100
Gain on sale of assets                                 1         -       1                4         -         4
Aeroplan dilution gain                                 -       190    (190)               -       190      (190)
Jazz dilution gain                                     -         -       -              220         -       220
Other                                                  -       (27)     27                3       (30)       33
----------------------------------------------- --------- --------- -------        --------- --------- ---------
                                                      52       104    (52)              221        41       180
----------------------------------------------- --------- --------- -------        --------- --------- ---------

Income before the following items:                   233       282     (49)             340       209       131

Non-controlling interest                             (19)       (4)    (15)             (34)       (7)      (27)
Foreign exchange gain (loss)                         107       (53)    160              120       (68)      188
Provision for income taxes                           (85)      (56)    (29)             (72)      (42)      (30)
----------------------------------------------- --------- --------- -------        --------- --------- ---------
Income for the period                               $236      $169     $67             $354       $92      $262
=============================================== ========= ========= =======        ========= ========= =========

Earnings per share
- Basic                                            $2.32     $1.68   $0.64            $3.47     $0.97     $2.50
- Diluted                                          $2.05     $1.50   $0.55            $3.16     $0.93     $2.23

EBITDAR(1)                                           434       395      39              619       595        24
EBITDAR(1)
excluding special labour charges                     434       395      39              652       595        57
----------------------------------------------- --------- --------- ------- ------ --------- --------- --------- ------

    (1) Refer to "Non-GAAP Financial Measures" on page 21 of this MD&A for a reconciliation of EBITDAR.

ACE reported operating income of $181 million in Quarter 2 2006, an increase of $3 million from the operating income of $178 million recorded in Quarter 2 2005. For the first half of 2006, ACE recorded operating income of $119 million, a decrease of $49 million (a decrease of $16 million, excluding special labour charges) from the same period in 2005.

--------------------------------------------------------------------------------

[ACE AVIATION GRAPHIC OMITTED]
                                            Management's Discussion and Analysis
                                                                  Quarter 2 2006

On a consolidated basis, EBITDAR for Quarter 2 2006 and for the first half of 2006 improved $39 million and $24 million, respectively, over the same periods in 2005, reflecting improvements in all segments with the exception of ACTS. In the quarter, EBITDAR for Transportation Services, Aeroplan and Jazz were up $22 million, $8 million and $29 million, respectively, while EBITDA for ACTS decreased $20 million.

Included in net income in Quarter 2 2006 was a pre-tax gain of $100 million ($83 million after tax) relating to the sale of 3.25 million shares of ACE's holdings in US Airways. Included in net income in Quarter 2 2005 were a pre-tax dilution gain of $190 million ($162 million after tax) relating to the initial public offering of Aeroplan Income Fund and pre-tax charges of $29 million ($19 million after tax) related to the extinguishment of a credit facility with GE. Net income for Quarter 2 2006 amounted to $236 million or $2.05 per diluted share compared to $169 million or $1.50 per diluted share in Quarter 2 2005. On a year-to-date basis, net income increased $262 million or $2.23 per diluted share over the same period in 2005. Gains from revaluation of foreign currency monetary items amounted to $107 million in Quarter 2 2006, attributable to a stronger Canadian dollar at June 30, 2006 compared to March 31, 2006. This compared to a foreign exchange loss on foreign currency monetary items of $53 million in Quarter 2 2005. On a year-to-date basis, gains from revaluation of foreign currency monetary items amounted to $120 million, attributable to a stronger Canadian dollar at June 30, 2006 compared to December 31, 2005. This compared to a loss of $68 million in the first half of 2005.

ACE supplements reported GAAP results with an analysis of results adjusted for items which are not reflective of the underlying financial performance of the Corporation from ongoing operations. The Corporation adjusts for these items because they affect the comparability of its financial results and could potentially distort the analysis of trends in business performance. The analysis of results adjusted for major non-recurring items is considered a non-GAAP financial measure as it does not have a standardized meaning and is therefore unlikely to be comparable to similar measures presented by other companies. The following table adjusts ACE's results for the major non-recurring items presented above and compares the adjusted non-GAAP results for Quarter 2 2006 to the corresponding period in 2005. Excluding these major non-recurring items, the adjusted net income for Quarter 2 2006 was $153 million compared to an adjusted net income for Quarter 2 2005 of $26 million.

---------------------------------- ----------------- ----------------- ------------------ --------------------------
($ millions)                            Actual GAAP                           US Airways          Adjusted non-GAAP
                                        results for                               shares                results for
                                     Quarter 2 2006                          disposition             Quarter 2 2006
---------------------------------- ----------------- ----------------- ------------------ --------------------------
Operating revenues                           $2,682                                                          $2,682

Operating expenses                            2,501                                                           2,501
                                   ----------------- ----------------- ------------------ --------------------------

Operating income                                181                                                             181

Non-operating income (expense)                   52                                 (100)                       (48)
Non-controlling interest                        (19)                                                            (19)
Foreign exchange gain                           107                                                             107
Provision for income taxes                      (85)                                  17                        (68)

                                   ----------------- ----------------- ------------------ --------------------------
Income for the period                          $236                                 ($83)                       $153
                                   ================= ================= ================== ==========================

---------------------------------- ----------------- ----------------- ------------------ --------------------------

---------------------------------- ----------------- ----------------- ------------------ --------------------------
($ millions)                            Actual GAAP                            GE Credit          Adjusted non-GAAP
                                        results for          Aeroplan           facility                results for
                                     Quarter 2 2005     dilution gain     extinguishment             Quarter 2 2005
---------------------------------- ----------------- ----------------- ------------------ --------------------------
Operating revenues                           $2,458                                                          $2,458

Operating expenses                            2,280                                                           2,280
                                   ----------------- ----------------- ------------------ --------------------------

Operating income                                178                                                             178

Non-operating income (expense)                  104              (190)                29                        (57)
Non-controlling interest                         (4)                                                             (4)
Foreign exchange loss                           (53)                                                            (53)
Provision for income taxes                      (56)               28                (10)                       (38)

                                   ----------------- ----------------- ------------------ --------------------------
Income for the period                          $169            ($162)                $19                        $26
                                   ================= ================= ================== ==========================

---------------------------------- ----------------- ----------------- ------------------ --------------------------

--------------------------------------------------------------------------------

[ACE AVIATION GRAPHIC OMITTED]
                                            Management's Discussion and Analysis
                                                                  Quarter 2 2006

Consolidated operating revenues rose $224 million or 9 percent over Quarter 2 2005 and $531 million or 11 percent over the first six months of 2005, mainly due to an increase in passenger revenues reflecting system yield and traffic improvements due to a strong market demand. The system yield improvement of 3 percent in Quarter 2 2006 and 6 percent in the first half of 2006 was principally due to fuel-related fare increases and increased fuel surcharges to cover higher fuel costs. The yield improvement was also due to a more rapid growth in business premium traffic. The negative impact of a strong Canadian dollar on foreign currency denominated revenues partly offset these improvements. For Quarter 2 2006 and the first half of 2006, traffic grew 5 percent and 6 percent, respectively, on a capacity increase of 3 percent over Quarter 2 2005 and 4 percent over the first six months of 2005. This resulted in a passenger load factor improvement of 1.9 percentage points in the quarter and
1.3 percentage points on a year-to-date basis. RASM grew 6 percent over Quarter 2 2005 and 8 percent over the first half of 2005 due to both the growth in system yield and the improvement in passenger load factor.

Cargo revenues for Quarter 2 2006 and the first half of 2006 increased $5 million or 3 percent and $21 million or 7 percent, respectively. This increase was due to growth in cargo traffic of 8 percent over Quarter 2 2005 and 13 percent over the first six months of 2005, partly offset by lower yield of 4 percent in Quarter 2 2006 and 5 percent in the first six months of 2006. Despite higher fuel surcharges, yields declined due mainly to the adverse impact of a stronger Canadian dollar on foreign currency denominated revenues and the relative growth in long-haul freight traffic, which has a lower yield per revenue ton mile.

Other revenues increased $31 million or 15 percent in Quarter 2 2006 and $40 million or 8 percent in the first half of 2006, in large part due to higher Aeroplan redemption and third party maintenance revenues. The increase in revenues on a year-to-date basis from these two sources was partially offset by reduced revenues from Air Canada Vacations in Quarter 1 2006 due to lower passenger volumes as a result of the disruptions to the Mexican leisure market following the 2005 hurricane season and to difficulties integrating a new IT system.

Unit cost, as measured by operating expense per ASM, increased 6 percent from Quarter 2 2005 and 8 percent from the first half of 2005. Excluding fuel expense and special labour charges of $33 million recorded in Quarter 1 2006, unit cost was up 4 percent in both the quarter and on a year-to-date basis over the corresponding periods in 2005. The increase in unit cost, excluding fuel expense, was in part due to increased ownership costs which were mainly affected by the net addition of 34 aircraft, such as the Embraer 175/190 and the Bombardier CRJ705 aircraft, with higher unit costs but with lower trip costs. Higher aircraft maintenance, materials and supplies largely due to the timing of the maintenance cycle relating to certain Air Canada engines, as well as growth in non-ASM producing businesses were also factors in the unit cost increase over 2005. The following table compares ACE's operating expenses per ASM for Quarter 2 2006 and the first six months of 2006 to ACE's operating expenses per ASM for the corresponding periods in 2005.

----------------------------------------------- ------------------- -------------- ------------------- ----------------
($ cents per ASM)                                    Quarter 2         Change             YTD              Change
                                                    2006      2005       $      %      2006      2005         $      %
----------------------------------------------- --------- --------- ------- ------ --------- --------- --------- ------
Salary and wages                                    3.33      3.35   (0.02)    (1)     3.38      3.40     (0.02)    (1)
Benefits                                            0.93      0.94   (0.01)    (1)     1.00      1.00      0.00      0
Ownership (DAR) (1)                                 1.70      1.50    0.20     13      1.71      1.52      0.19     13
Airport and navigation fees                         1.64      1.59    0.05      3      1.62      1.58      0.04      3
Aircraft maintenance, materials and supplies        0.79      0.62    0.17     27      0.85      0.65      0.20     31
Food, beverages and supplies                        0.55      0.56   (0.01)    (2)     0.55      0.57     (0.02)    (4)
Commissions                                         0.40      0.50   (0.10)   (20)     0.43      0.49     (0.06)   (12)
Other                                               3.19      3.03    0.16      5      3.51      3.34      0.17      5

----------------------------------------------- --------- --------- -------        --------- --------- ---------
Operating expense, excluding special
labour charges and fuel expense (2)                12.53     12.09    0.44      4     13.05     12.55      0.50      4

Special labour charges                                 -         -       -             0.11         -      0.11    n/a
Aircraft fuel                                       4.23      3.65    0.58     16      4.11      3.37      0.74     22

----------------------------------------------- --------- --------- -------        --------- --------- ---------
Total operating expense                            16.76     15.74    1.02      6     17.27     15.92      1.35      8
=============================================== ========= ========= =======        ========= ========= =========

----------------------------------------------- --------- --------- ------- ------ --------- --------- --------- ------

   (1) DAR refers to the combination of Aircraft rent and Depreciation, amortization and obsolescence.
   (2) Refer to "Non-GAAP Financial Measures" on page 21 of this MD&A for additional information.

--------------------------------------------------------------------------------

[ACE AVIATION GRAPHIC OMITTED]
                                            Management's Discussion and Analysis
                                                                  Quarter 2 2006

Salaries and wages expense totaled $497 million in Quarter 2 2006, an increase of $11 million or 2 percent from the same period in 2005 largely due to the impact of higher employee levels. On a year-to-date basis, salaries and wages expense increased $32 million or 3 percent over 2005. Average full-time equivalent ("FTE") employees increased by 684 FTE employees or 2 percent on a capacity increase of 3 percent in Quarter 2 2006 and 1,013 FTE employees or 3 percent on a capacity increase of 4 percent in the first half of 2006. The average FTE growth was mainly reflected in Jazz and ACTS. Employee productivity, as measured by ASM per FTE employee, grew 1 percent over both Quarter 2 2005 and the first half of 2005.

Employee benefits expense increased $3 million or 2 percent in Quarter 2 2006 and $11 million or 4 percent in the first half of 2006. For the first six months of 2006, there were two key reasons for this increase. The first related to pension expense which reflected a lower discount rate applied to pension obligations. The second was a growth in health benefits for active employees. These increases were partly offset by a decline in post-retirement and post-employment benefit expenses.

Fuel expense was up $101 million or 19 percent in Quarter 2 2006 bringing the year-to-date increase over 2005 to $255 million or 27 percent, driven by continuing high fuel prices. In Quarter 2 2006, the average base fuel price increase of $134 million and the volume-related increase of $29 million were partially offset by the favourable impact of a stronger Canadian dollar versus the US dollar of $58 million and a fuel hedging gain of $4 million. In the first half of 2006, the average base fuel price increase of $283 million, the volume-related increase of $56 million and a fuel hedging loss of $1 were partially offset by a reduction of $85 million due to the favourable impact of a stronger Canadian dollar.

Ownership costs, comprised of aircraft rent and depreciation, amortization and obsolescence expenses, increased $36 million in Quarter 2 2006 and $73 million in the first half of 2006, largely due to the net addition of 34 aircraft to the operating fleet, including the year-over-year effect of increasing to three the MD-11 freighter aircraft by the end of Quarter 2 2005. These aircraft additions (net of aircraft returns) accounted for approximately $27 million of the increase over Quarter 2 2005 and $56 million of the increase over the first half of 2005. A change in assumptions relating to the residual values of certain aircraft was also a factor in depreciation and accounted for approximately $10 million of the increase in Quarter 2 2006 and $20 million in the first six months of 2006. The increases in the quarter and on a year-to-date basis were partly offset by the impact of a stronger Canadian dollar on aircraft rent which amounted to approximately $6 million in Quarter 2 2006 and $10 million in the first six months of 2006.

Airport and navigation fees increased $15 million or 7 percent in Quarter 2 2006 and $32 million or 7 percent in the first half of 2006, mainly due to an increase in aircraft departures and increased rates for landing and general terminal fees primarily at Toronto's Pearson International Airport. Aircraft departures for Quarter 2 2006 and for the first half of 2006 were up 4 and 5 percent, respectively. At Pearson, landing fees increased 7 percent per metric tonne and general terminal charges rose 9 percent per seat for domestic and international arrivals.

Aircraft maintenance, materials and supplies increased $29 million in Quarter 2 2006 and $64 million in the first half of 2006 in large part due to an increase in Airbus A320 aircraft maintenance costs. These aircraft are presently beginning a work cycle which requires replacement of engine life limited parts as well as major inspections. In the quarter, the maintenance costs relating to the Airbus A320 aircraft fleet accounted for approximately $20 million of the overall increase. In addition, increased volume largely related to Air Canada component and engine maintenance on other aircraft types contributed to the growth in material expense, accounting for approximately $6 million of the increase in the quarter. Higher than expected maintenance expenses related to satisfying the return to lessor and minimum return conditions on three Airbus A319 short-term aircraft leases which terminated in Quarter 2 2006 was also a factor, accounting for $3 million of the increase. On a year-to-date basis, the Airbus A320 maintenance costs accounted for $31 million of the increase over the first half of 2005. Maintenance expenses related to satisfying minimum return conditions on certain shorter-term aircraft leases and provisions for future return to lessor expenses accounted for $8 million of the increase. In Quarter 1 2006, ACTS outsourced heavy maintenance activities to outside MRO companies for seven Air Canada Boeing 767 aircraft, accounting for $9 million of the increase over 2005. The remaining increase was largely due to higher engine and component activity as compared to the first half of 2005.

--------------------------------------------------------------------------------

[ACE AVIATION GRAPHIC OMITTED]
                                            Management's Discussion and Analysis
                                                                  Quarter 2 2006

Commission expense decreased $14 million or 19 percent in Quarter 2 2006 and $11 million or 8 percent in the first six months of 2006 on combined passenger and cargo revenue growth in Quarter 2 2006 and in the first half of 2006 of 9 and 12 percent, respectively. The decrease in commission expenses was largely due to the impact of a change in the base commission structure which more than offset the volume-related increase. In Quarter 1 2005, the Corporation recorded a favorable adjustment of $11 million relating to changes in estimates on commission expense on corporate contracts.

Other expenses were up $48 million or 13 percent in Quarter 2 2006 and $96 million or 12 percent in the first half of 2006 over the corresponding periods in 2005. In Quarter 2 2006, capacity and revenue related expenses accounted for approximately $12 million or 24 percent of the increase. Increases were also recorded in non-ASM expense categories. Third party maintenance materials increased $17 million, Aeroplan non-air redemption expenses rose by $3 million and Aeroplan consulting and advisory fees increased $3 million attributable mainly to public company costs. In addition, the promotion related to multi-trip flight passes increased advertising and promotion expense by $4 million in the quarter. Unusual items in the quarter included uniform expenses of $5 million, a recovery of investigation and litigation costs of $5.5 million relating to the settlement reached with WestJet, and a recovery of $4 million relating to an insurance settlement for a damaged engine.

Non-operating income amounted to $52 million in Quarter 2 2006 compared to a non-operating income of $104 million in Quarter 2 2005. On a year-to-date basis, non-operating income totaled $221 million compared to $41 million in the same period in 2005. Net interest expense amounted to $49 million in Quarter 2 2006, a decrease of $10 million from the 2005 quarter. Interest expense increased $14 million due to the addition of Embraer aircraft to the Air Canada fleet and the Aeroplan credit facilities, which were entered into on June 29, 2005. These increases were more than offset by an increase in interest income.

As previously discussed in section 2.6, in Quarter 2 2006, ACE recorded a gain on the sale of US Airways shares of $100 million ($83 million after tax). In the 2005 quarter, ACE recorded a dilution gain of $190 million ($162 million after tax) as a result of the dilution of its interest in Aeroplan and charges of $29 million ($19 million after tax) related to the extinguishment of a credit facility with GE.

Gains from revaluation of foreign currency monetary items amounted to $107 million in Quarter 2 2006, attributable to a stronger Canadian dollar at June 30, 2006 compared to March 31, 2006.

The provision for income taxes in Quarter 2 2006 of $85 million is net of a tax reduction of $17 million relating to recent changes in federal tax rates.

--------------------------------------------------------------------------------

[ACE AVIATION GRAPHIC OMITTED]
                                            Management's Discussion and Analysis
                                                                  Quarter 2 2006

3.2      Comparison of segment quarter and year-to-date results

The following tables compare segment results for Quarter 2 2006 and the six months ended June 30, 2006 to the corresponding periods in 2005. Refer to Note 9 of the Unaudited Interim Quarter 2 2006 Consolidated Financial Statements of ACE for additional information.

---------------------------------- ------------------------------------------------------------------------------------
            VARIANCE                                      Quarter 2 2006 versus Quarter 2 2005
                                   ------------------------------------------------------------------------------------
                                     Transportation                                       Inter-Segment             ACE
($ millions)                               Services   Aeroplan          Jazz         ACTS   Elimination    Consolidated
---------------------------------- ----------------- ---------- ------------ ------------ ------------- ---------------
Passenger revenue                               188          -            -            -             -             188
Cargo revenue                                     5          -            -            -             -               5
Other revenue                                    (2)        26           (1)           8             -              31
---------------------------------- ----------------- ---------- ------------ ------------ ------------- ---------------
External revenue                                191         26           (1)           8             -             224
Inter-segment revenue                           (21)         -          110           29          (118)              -
---------------------------------- ----------------- ---------- ------------ ------------ ------------- ---------------
Total revenue                                   170         26          109           37          (118)            224
---------------------------------- ----------------- ---------- ------------ ------------ ------------- ---------------

Salaries, wages and benefits                    (13)         3           12           12             -              14
Fuel                                            101          -           34            -           (34)            101
Ownership (DAR)                                  15          2           20           (1)            -              36
Other operating expenses                         60         15           34           45           (84)             70
---------------------------------- ----------------- ---------- ------------ ------------ ------------- ---------------
Total operating expenses                        163         20          100           56          (118)            221

Operating income (loss)                           7          6            9          (19)            -               3

Total non-operating (1)                          61          1            3           (1)            -              64
---------------------------------- ----------------- ---------- ------------ ------------ ------------- ---------------
Segment results                                  68          7           12          (20)                           67
---------------------------------- ----------------- ---------- ------------ ------------ ------------- ---------------
Operating margin pp change                      0.0        1.0         (1.1)       (10.2)            -            (0.5)
EBITDAR / EBITDA((2))                            22          8           29          (20)            -              39
---------------------------------- ----------------- ---------- ------------ ------------ ------------- ---------------

---------------------------------- ------------------------------------------------------------------------------------
            VARIANCE                      Six months ended June 30, 2006 versus Six months ended June 30, 2005
                                   ------------------------------------------------------------------------------------
                                     Transportation                                       Inter-Segment             ACE
($ millions)                               Services   Aeroplan          Jazz         ACTS   Elimination    Consolidated
---------------------------------- ----------------- ---------- ------------ ------------ ------------- ---------------
Passenger revenue                               470          -            -            -             -             470
Cargo revenue                                    21          -            -            -             -              21
Other revenue                                   (27)        53           (1)          15             -              40
---------------------------------- ----------------- ---------- ------------ ------------ ------------- ---------------
External revenue                                464         53           (1)          15             -             531
Inter-segment revenue                           (17)         -          216           47          (246)              -
---------------------------------- ----------------- ---------- ------------ ------------ ------------- ---------------
Total revenue                                   447         53          215           62          (246)            531
---------------------------------- ----------------- ---------- ------------ ------------ ------------- ---------------

Salaries, wages and benefits                    (12)         4           27           24             -              43
Special labour charges                           28          -            -            5             -              33
Fuel                                            255          -           67            -           (67)            255
Ownership (DAR)                                  34          5           36           (1)           (1)             73
Other operating expenses                        167         25           70           92          (178)            176
---------------------------------- ----------------- ---------- ------------ ------------ ------------- ---------------
Total operating expenses                        472         34          200          120          (246)            580

Operating income (loss)                         (25)        19           15          (58)            -             (49)

Total non-operating (1)                         308          1            4           (2)            -             311
---------------------------------- ----------------- ---------- ------------ ------------ ------------- ---------------
Segment results                                 283         20           19          (60)            -             262
---------------------------------- ----------------- ---------- ------------ ------------ ------------- ---------------
Operating margin pp change                     (0.6)       2.8         (1.9)       (15.2)            -            (1.3)
EBITDAR / EBITDA((2))                             9         24           51          (59)           (1)             24
EBITDAR / EBITDA((2))
excluding special labour charges                 37         24           51          (54)           (1)             57
----------------------------------------- ---------- ---------- ------------ ------------ ------------- ---------------

   (1) Total non-operating refers to the combination of non-operating income (expense), non-controlling interest, foreign exchange gain (loss) and income taxes.
   (2) Refer to "Non-GAAP Financial Measures" on page 21 of this MD&A for a reconciliation of EBITDAR. For Aeroplan and ACTS, EBITDA is used and is comparable to EBITDAR as these two segments do not incur aircraft rent expense.

--------------------------------------------------------------------------------

[ACE AVIATION GRAPHIC OMITTED]
                                            Management's Discussion and Analysis
                                                                  Quarter 2 2006

3.3      Transportation Services

The Transportation Services segment reported operating income of $113 million in Quarter 2 2006, an increase of $7 million from the operating income of $106 million recorded in Quarter 2 2005, despite a fuel expense increase of $101 million or 19 percent. For the first six months of 2006, the Transportation Services segment reported an operating loss of $5 million, a decrease of $25 million from the operating income of $20 million recorded in 2005. Fuel expense increased $255 million or 27 percent in the first six months of 2006.

Passenger revenues

System passenger revenues in Quarter 2 2006 and the first half of 2006 were up $188 million or 9 percent and $470 million or 12 percent, respectively. This was achieved in an environment of strong market demand, rising capacity, increased load factors and higher yields. The growth in system passenger revenues in the quarter was due to a 3 percent improvement in yield and a 5 percent increase in traffic on a capacity growth of 3 percent. The overall yield improvements of 3 percent in Quarter 2 2006 and 6 percent in the first half of 2006 were largely as a result of fuel-related North American fare increases, higher international fuel surcharges and an improvement in business premium traffic partly offset by the adverse effect of a stronger Canadian dollar on foreign currency denominated revenues. Additionally, domestic passenger revenues reflected an improved domestic competitive position in Quarter 1 2006 compared to Quarter 1 2005 as a result of the discount carrier Jetsgo's bankruptcy in March 2005. RASM grew 6 percent over Quarter 2 2005 and 8 percent over the first half of 2005 due to both the growth in system yield and the improvement in passenger load factor of
1.9 percentage points in the quarter and the 1.3 percentage points on a year-to-date basis.

The following table describes, by major market, the percentage change from the prior year in passenger revenues for the seven most recent quarters.

----------------------- ------------- ------------ ------------ ------------ ------------ ------------ ------------
                           Quarter 4    Quarter 1    Quarter 2    Quarter 3    Quarter 4    Quarter 1    Quarter 2
                                2004         2005         2005         2005         2005         2006         2006
----------------------- ------------- ------------ ------------ ------------ ------------ ------------ ------------
Canada                             2            5           17           24           20           16            6
US Transborder                   (14)          (9)           4           10           23           25           19
Atlantic                           6            9           14           13           14           16           10
Pacific                           37           15           13            5            7            5            2
Other                             28           22           23           21           12           11           11
System                             4            5           14           16           17           16            9
----------------------- ------------- ------------ ------------ ------------ ------------ ------------ ------------

The tables below describe percentage changes in passenger revenues, capacity, traffic, passenger load factor, yield and RASM for Quarter 2 2006 and the six months ended June 30, 2006 to the corresponding periods in 2005.

----------------------- --------------- --------------- --------------- --------------- -------------- --------------
        Quarter 2 2006       Passenger        Capacity         Traffic       Passenger          Yield           RASM
                versus         Revenue          (ASMs)          (RPMs)     Load Factor
        Quarter 2 2005        % Change        % Change        % Change       pp Change       % Change       % Change
----------------------- --------------- --------------- --------------- --------------- -------------- --------------
Canada                               6               5               2            (2.2)             3              1
US Transborder                      19              10              17             4.9              1              8
Atlantic                            10               4               8             3.6              1              6
Pacific                              2              (5)             (1)            3.4              3              7
Other                               11              (2)              4             4.9              7             14
System                               9               3               5             1.9              3              6
----------------------- --------------- --------------- --------------- --------------- -------------- --------------

----------------------- --------------- --------------- --------------- --------------- -------------- --------------
              YTD 2006       Passenger        Capacity         Traffic       Passenger          Yield           RASM
                versus         Revenue          (ASMs)          (RPMs)     Load Factor
              YTD 2005        % Change        % Change        % Change       pp Change       % Change       % Change
----------------------- --------------- --------------- --------------- --------------- -------------- --------------
Canada                              10               5               3            (1.0)             6              5
US Transborder                      22               9              15             4.1              6             12
Atlantic                            12               7               9             1.5              2              4
Pacific                              3              (3)              0             2.2              3              6
Other                               11              (1)              1             1.4             10             12
System                              12               4               6             1.3              6              8
----------------------- --------------- --------------- --------------- --------------- -------------- --------------

--------------------------------------------------------------------------------

[ACE AVIATION GRAPHIC OMITTED]
                                            Management's Discussion and Analysis
                                                                  Quarter 2 2006

Domestic passenger revenues increased $53 million or 6 percent over Quarter 2 2005 due to a yield improvement of 3 percent resulting from increased fare levels to cover higher fuel costs. Traffic grew 2 percent on a capacity increase of 5 percent resulting in a decline in passenger load factor of 2.2 percentage points. Capacity increases were largely on transcontinental services and, to a lesser extent, within western Canada. Domestic RASM rose 1 percent above Quarter 2 2005 as the yield improvement more than offset the decrease in passenger load factor. For the first six months of 2006, domestic passenger revenues increased $162 million or 10 percent due to increased fare levels to cover higher fuel costs over the same period in 2005 and an improved domestic competitive position in Quarter 1 2006 compared to Quarter 1 2005 in part as a result of the discount carrier Jetsgo's bankruptcy in March 2005. Increased demand for the higher-priced Tango Plus product was also a factor in the passenger revenue growth over the first half of 2005. RASM rose 5 percent as a result of a 6 percent yield improvement partly offset by a decrease of 1.0 percentage points in passenger load factor.

US Transborder passenger revenues rose $75 million or 19 percent compared to Quarter 2 2005 and $170 million or 22 percent in the first half of 2006 due to an increase in traffic as a result of higher capacity and a very strong market demand. Yield improved 1 percent in Quarter 2 2006 reflecting fuel-related increases partly offset by the impact of a stronger Canadian dollar versus the US dollar for sales denominated in US dollars and a greater proportion of longer-haul and leisure traffic which has a lower yield per revenue passenger mile. On a year-to-date basis, yield improved 6 percent reflecting fuel-related increases partly offset by the adverse impact of a stronger Canadian dollar. In addition, the Quarter 1 2006 yield growth of 11 percent reflected an aggressive pricing environment in Quarter 1 2005 which had resulted in a very high level of price discounting. The growth in passenger traffic in both the quarter and for the first six months of 2006 was largely as a result of increased capacity on the Las Vegas route and on certain California routes such as San Francisco and Los Angeles. As a result of both the significant improvement in passenger load factor and the yield increase, RASM was up 8 percent from Quarter 2 2005 and 12 percent from the first half of 2005.

Atlantic passenger revenues in Quarter 2 2006 and in the first half of 2006 increased $42 million or 10 percent and $88 million or 12 percent, respectively, largely due to higher passenger traffic and, to a lesser extent, an increase in yield. Traffic increased 8 percent in Quarter 2 2006 and 9 percent for the first half of 2006. The traffic growth primarily reflected additional flying to Rome which was a summer service in 2005 but was converted into a year-round service late in 2005. Also, in the first six months of 2005, the Toronto-Delhi route was a non-stop flight reflected in Pacific services. Beginning in late 2005, the Toronto-Delhi route became a one-stop flight through Zurich. Consequently, in the first six months of 2006, the Toronto-Zurich portion of this route is reflected in Atlantic services while the Zurich-Delhi portion is reflected in Pacific services. On year-to-date basis, yield improved 2 percent over 2005 comprised of a Quarter 2 2006 yield improvement of 1 percent and a Quarter 1 2006 improvement of 4 percent. The yield improvement, a result of increased fuel surcharges to cover higher fuel costs, was largely offset by the adverse effect of a stronger Canadian dollar. The Quarter 2 slower quarter-over-quarter growth in yield reflected in part a larger share of foreign currency denominated revenues as compared to the first quarter and faster growth in leisure traffic. Atlantic RASM increased 6 percent in Quarter 2 2006 and 4 percent in the first half of 2006, reflecting the improvement in passenger load factor and the yield growth.

Pacific passenger revenues in Quarter 2 2006 and in the first half of 2006 were up $4 million or 2 percent and $13 million or 3 percent, respectively, largely due to an increase in yield as a result of increased fuel surcharges to cover higher fuel costs and to a higher proportion of higher-yielding business travelers. These increases were largely offset by the adverse effect of a stronger Canadian dollar on foreign currency denominated revenues. A 16 percent traffic growth was achieved in the combined China, Korea and Hong Kong markets. However, this growth was largely offset by the impact of the revenue classification of the route change discussed above. RASM increased 7 percent in Quarter 2 2006 and 6 percent in the first six months of 2006. This increase was due to both improved passenger load factor and a growth in yield.

Other passenger revenues (comprised of South Pacific, Caribbean, Mexico and South America) were up $14 million or 11 percent over Quarter 2 2005 and $37 million or 11 percent over the first half of 2005, due to a yield improvement mainly as a result of increased fuel surcharges to cover higher fuel costs and traffic growth. Traffic growth was primarily reflected in the South America, Cuba and the Caribbean markets and, to a lesser extent, the Mexico market, as a result of increased capacity. For Quarter 2 2006 and the first half of 2006, RASM increased 14 percent and 12 percent, respectively, due to the yield increase and the improvement in passenger load factor.

--------------------------------------------------------------------------------

[ACE AVIATION GRAPHIC OMITTED]
                                            Management's Discussion and Analysis
                                                                  Quarter 2 2006

Cargo revenues

Cargo revenues for Quarter 2 2006 and the first half of 2006 increased $5 million or 3 percent and $21 million or 7 percent, respectively. This increase was due to growth in cargo traffic of 8 percent over Quarter 2 2005 and 13 percent over the first six months of 2005, partly offset by a yield deterioration of 4 percent in Quarter 2 2006 and 5 percent in the first six months of 2006. Despite higher fuel surcharges, yields declined due mainly to the adverse impact of a stronger Canadian dollar on foreign currency denominated revenues and the relative growth in long-haul freight traffic, which has a lower yield per revenue ton mile.

In 2006, three chartered MD-11 freighter aircraft were operated. In the second quarter of 2005, one MD-11 was operated initially and this was progressively increased to three MD-11 freighters by the end of June 2005. As a result of the increased capacity, cargo revenues from freighter operations increased $12 million over Quarter 2 2005 and $33 million over the first half of 2005. The revenue increase was mainly in the Pacific market with two MD-11 freighter aircraft deployed on the Toronto-Shanghai route. Freighter revenues represented almost one quarter of total cargo revenue for both the second quarter and the 2006 year-to-date results.

Other revenues

Other revenues were down $2 million in Quarter 2 2006 and $27 million in the first half of 2006. The decrease on a year-to-date basis was largely as a result of lower revenues from Air Canada Vacations in Quarter 1 2006 due to lower passenger volumes largely as a result of disruptions to the Mexican leisure market following the 2005 hurricane season. Difficulties integrating a new IT system also resulted in reduced passenger bookings.

Inter-segment revenues were down $21 million in the quarter and $17 million on a year-to-date basis mainly as a result of consolidation adjustments relating to Aeroplan passenger revenues as described in Note 15 to the 2005 Annual Consolidated Financial Statements of ACE.

Operating expenses

Operating expenses in Quarter 2 2006 and in the first six months of 2006 rose $163 million or 7 percent and $472 million or 11 percent, respectively. This increase in operating expenses included higher fuel expenses of $101 million or 19 percent in the quarter and $255 million or 27 percent on a year-to-date basis. As the capacity growth was essentially all at Jazz, higher CPA fees payable to Jazz and increased pass-through costs were also important factors. The increase in CPA fees and pass-through costs reflected a growth in Jazz block hours, capacity and fleet size. Other increases in operating expenses included ownership costs, airport and navigation fees and aircraft maintenance, materials and supplies. These increases were partly offset by a decrease in salaries, wages and benefits expenses, communications and information technology costs and lower expenses at Air Canada Vacations due to reduced passenger volumes mainly in the first quarter of 2006.

3.4      Aeroplan

Aeroplan recorded operating income of $31 million in Quarter 2 2006 compared to $25 million in Quarter 2 2005, an increase of $6 million. For the first half of 2006, operating income increased $19 million over the same period in 2005. EBITDA improved $8 million over Quarter 2 2005 and $24 million over the first half of 2005.

The improvement in operating income and EBITDA was mainly driven by growth in Miles redeemed issued by Aeroplan of 17 percent in the quarter and 16 percent on a year-to-date basis and a lower average cost per Mile redeemed, partially offset by an increase in other operating expenses.

Operating revenues for Quarter 2 2006 and for the first six months of 2006 were up $26 million or 17 percent and $53 million or 16 percent, respectively, primarily attributable to higher redemption activity and to a higher proportion of Aeroplan Miles redeemed. In the quarter, this growth accounted for $25 million of the increase and included $3 million in breakage revenues. On a year-to-date basis, the growth accounted for $49 million of the increase and included $5 million in breakage revenues. The increase in breakage revenues for both the quarter and the first half of 2006 was due to an increase in Miles sold in 2004 and 2005. A higher cumulative average selling price per Aeroplan Mile, due to contractual price increases, and growth in other revenues, consisting primarily of charges to members including the mileage transfer program, booking, change and cancellation fees were also factors in the increase. These increases were partly offset by lower revenue generated from tier management, contact centre management and marketing fees from Air Canada in both the quarter and on a year-to-date basis.

--------------------------------------------------------------------------------
                                       13
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[ACE AVIATION GRAPHIC OMITTED]
                                            Management's Discussion and Analysis
                                                                  Quarter 2 2006

Operating expenses rose $20 million or 15 percent in the quarter and $34 million or 12 percent over the six-month period. An increase in the cost of rewards mainly attributable to higher redemption activity and a higher proportion of Aeroplan Miles redeemed accounted for $12 million of the increase in the quarter and $26 million in the first six months of 2006. These net increases also reflected a lower average redemption cost per Aeroplan Mile redeemed for air travel rewards, representing $3 million in Quarter 2 2006 and $6 million on a year-to-date basis. The lower costs are attributable to changes to the redemption mix of air rewards as well as an increase in non-air reward redemption activity. In Quarter 2 2006 and in the first half of 2006, depreciation and amortization increased $2 million and $5 million, respectively, mainly due to increased software amortization as projects previously under development were deployed into service. Other operating expenses, excluding depreciation and amortization, increased $6 million over Quarter 2 2005 and $3 million over the first half of 2005.

3.5      Jazz

Jazz recorded operating income of $36 million in Quarter 2 2006 compared to $27 million in Quarter 2 2005, an increase of $9 million. For the first half of 2006, operating income increased $15 million over the same period in 2005. EBITDAR for Quarter 2 2006 and the first half of 2006 improved $29 million and $51 million, respectively. The increase in operating income and EBITDAR was mainly due to the growth in fleet consistent with Jazz's plan to increase its relative share of the North American ASM capacity, an increase in hours of contract flying, as well as cost control and performance incentives earned in 2006.

A new CPA came into effect on January 1, 2006. The major changes from the initial capacity purchase agreement include: a longer term, a larger number of covered aircraft with a guaranteed minimum of 133 aircraft throughout the term, and Jazz expenses now reimbursed by Air Canada at a higher mark-up, for controllable costs, and on an at cost basis by Air Canada for other expenses. In addition, 2005 was a transition year for Jazz, reflecting an increase in the fleet, a change in the fleet mix and higher training costs, while 2006 captures the full implementation of many cost reduction initiatives which began in 2005.

Operating revenues for Quarter 2 2006 and for the first half of 2006 were up $109 million or 47 percent and $215 million or 48 percent, respectively, compared to the same periods in 2005. The significant increase in revenues was due to a net addition of 37 aircraft operated by Jazz, a 28 percent increase in block hours flown by these aircraft in Quarter 2 2006 (32 percent in the first half of 2006) and higher pass-through costs charged to Air Canada under the CPA.

Operating expenses rose $100 million or 49 percent compared to Quarter 2 2005 and $200 million or 52 percent over the first half of 2005, including an increase in pass-through costs of $55 million or 81 percent in the quarter and $109 million or 88 percent on a year-to-date basis, driven largely by a capacity increase of over 67 percent and 74 percent versus the same periods in 2005. Unit cost for both Quarter 2 2006 and the first half of 2006 decreased 11 percent compared to the same periods in 2005 in part due to an increase in average stage length. Excluding fuel expense, unit cost for the quarter and on a year-to-date basis was down 18 percent and 17 percent, respectively, over the corresponding periods in 2005. Unit cost reductions were achieved in all expense categories except fuel expense and aircraft rent. The unit aircraft rental cost increase over Quarter 2 2005 mainly reflected 8 new CRJ200 and 11 new CRJ705 aircraft deliveries and the transfer of 25 CRJ100 aircraft from Air Canada.

--------------------------------------------------------------------------------

[ACE AVIATION GRAPHIC OMITTED]
                                            Management's Discussion and Analysis
                                                                  Quarter 2 2006

3.6      ACTS

For Quarter 2 2006, ACTS recorded operating income of $1 million, a decrease of $19 million from Quarter 2 2005 mainly due to losses in the airframe maintenance division. The financial results at the other divisions were only slightly lower than in 2005.

Operating revenues rose $37 million in Quarter 2 2006 reflecting growth of $29 million or 20 percent in revenues from Air Canada largely related to an increase in the replacement of expensive life limited parts due to the aging of certain engines. Another factor was an $8 million increase in third party revenues due to a higher volume of activity in the airframe maintenance division.

In Quarter 2 2006, operating expenses were up $56 million over the same period in 2005 largely due to a $42 million increase in aircraft maintenance, materials and supplies expenses largely attributable to the timing of the maintenance cycle relating to certain Air Canada engines and increased third party activity in the airframe maintenance division compared to Quarter 2 2005. To a lesser extent, an increase in components and engine maintenance activities was also a factor in this increase. The remainder of the increase in operating expenses was mainly related to higher salaries, wages and benefit expense due to a significant capacity growth at ACTS' Montreal and Vancouver airframe maintenance centres.

On a year-to-date basis, ACTS recorded an operating loss of $18 million in 2006 compared to operating income of $40 million in 2005. This deterioration in operating results was mostly due to losses at the airframe maintenance division primarily attributable to greater than expected operational challenges relating to significant production capacity growth at ACTS' Montreal and Vancouver maintenance centres. Operating revenues increased $62 million but were completely offset by an increase of $120 million in operating expenses. The year-to-date results included non-recurring special labour charges of $5 million and other unfavorable adjustments of $6 million which were recorded in the first quarter of 2006.

--------------------------------------------------------------------------------

[ACE AVIATION GRAPHIC OMITTED]
                                            Management's Discussion and Analysis
                                                                  Quarter 2 2006

--------------------------------------------------------------------------------
4. FINANCIAL AND CAPITAL MANAGEMENT
--------------------------------------------------------------------------------

4.1      Financial position

------------------------------------------------------------ --------------------------- ------------------------------
Condensed Statement of Financial Position                                 June 30, 2006              December 31, 2005
($ millions)
------------------------------------------------------------ --------------------------- ------------------------------
ASSETS
    Cash, cash equivalents and short-term investments                             2,822                          2,181
    Other current assets                                                          1,200                          1,173
------------------------------------------------------------ --------------------------- ------------------------------
Current assets                                                                    4,022                          3,354
Property and equipment                                                            5,753                          5,494
Intangible assets                                                                 2,267                          2,462
Other assets                                                                        432                            537
------------------------------------------------------------ --------------------------- ------------------------------

                                                                                 12,474                         11,847

------------------------------------------------------------ --------------------------- ------------------------------

LIABILITIES
Current liabilities                                                               3,404                          3,011
Long term debt and capital leases obligations                                     3,584                          3,543
Pension and other benefit liabilities                                             2,062                          2,154
Other liabilities                                                                 1,954                          1,971
------------------------------------------------------------ --------------------------- ------------------------------
                                                                                 11,004                         10,679

SHAREHOLDERS' EQUITY                                                              1,470                          1,168
------------------------------------------------------------ --------------------------- ------------------------------

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                       12,474                         11,847

------------------------------------------------------------ --------------------------- ------------------------------

Current assets have increased $668 million since December 31, 2005, largely due to the increase in cash and short-term investments of $641 million. Property and equipment increased $259 million mainly due to additions to capital assets of $479 million, as described in section 4.7, offset by depreciation. Intangible assets decreased $195 million mainly due to amortization expenses of $46 million and a reduction of $165 million relating to the accounting for future income taxes.

Current liabilities increased $393 million, mainly reflecting the seasonal increase in advance ticket sales heading into the third quarter. Long-term debt and capital lease obligations increased by a net $41 million and included the impact of the financing activities as described in section 4.6 as well as the favourable impact of a stronger Canadian dollar on US dollar denominated debt and capital leases.

4.2      Liquidity and working capital

The Corporation maintains considerable liquidity in cash and short-term investments along with access to additional funds under various credit facilities. At June 30, 2006, the Corporation had cash, cash equivalents and short-term investments of $2,822 million and positive working capital of $618 million. Compared to December 31, 2005, cash, cash equivalents and short term investments have increased $641 million and working capital has increased $275 million.

At June 30, 2006, Air Canada, Aeroplan and Jazz had unused credit facilities of $250 million, $175 million and $35 million, respectively.

--------------------------------------------------------------------------------

[ACE AVIATION GRAPHIC OMITTED]
                                            Management's Discussion and Analysis
                                                                  Quarter 2 2006

4.3      Share information

At June 30, 2006 and at December 31, 2005, the issued and outstanding common shares of ACE, along with common shares potentially issuable, pursuant to convertible preferred shares, convertible notes and stock options were as follows:

-------------------------------------------------- --------------- --------------------------------------------------
                                                                                Number of shares (000)
                                                       Authorized         At June 30, 2006      At December 31, 2005
-------------------------------------------------- --------------- ------------------------ -------------------------
Issued and outstanding common shares
  Class A variable voting shares                        Unlimited                   79,600                    76,735
  Class B voting shares                                 Unlimited                   22,360                    25,059
  Shares held in escrow                                                                  -                        28
-------------------------------------------------- --------------- ------------------------ -------------------------
Total issued and outstanding common shares                                         101,960                   101,822
-------------------------------------------------- --------------- ------------------------ -------------------------

-------------------------------------------------- --------------- --------------------------------------------------
                                                                                Number of shares (000)
                                                                          At June 30, 2006      At December 31, 2005
-------------------------------------------------- --------------- ------------------------ -------------------------
Common shares potentially issuable
  Convertible preferred shares                                                      10,483                    10,228
  Convertible notes                                                                  7,354                     6,875
  Stock options                                                                      3,869                     3,187
-------------------------------------------------- --------------- ------------------------ -------------------------
Total common shares potentially issuable                                            21,706                    20,290
-------------------------------------------------- --------------- ------------------------ -------------------------

-------------------------------------------------- --------------- --------------------------------------------------
                                                                                Number of shares (000)
                                                                          At June 30, 2006      At December 31, 2005
-------------------------------------------------- --------------- ------------------------ -------------------------
Total outstanding and potentially issuable                                         123,666                   122,112
common shares
-------------------------------------------------- --------------- ------------------------ -------------------------

In connection with the special distribution of units of Aeroplan Income Fund to the shareholders of ACE in March 2006, the conversion rate of the 4.25 percent Convertible Senior Notes due 2035 ("Convertible Notes") has been adjusted from
20.8333 to 22.2838 Class A variable voting shares (if the holder is not a Canadian) or Class B voting shares (if the holder is Canadian) per $1,000 principal amount of Convertible Notes. This adjustment was effective on March 22, 2006 and has been determined in accordance with the terms of indenture governing the Convertible Notes. Similarly, the Corporation's stock option plan provided for amendments to the option exercise price and the number of common shares to which participants are entitled to exercise in order to maintain the participants' economic rights in respect of their options in connection with a distribution. Effective March 22, 2006, the adjustment was applied to all unexercised ACE stock options as of March 1, 2006, whether vested or not. As at the adjustment date, the weighted average exercise price and number of options outstanding had been amended from $25.54 and 3,131,946 options to $23.87 and 3,350,193 options. These amendments are reflected in the number of common shares potentially issuable at June 30, 2006. Refer to Note 8 to the Unaudited Interim Quarter 2 2006 Consolidated Financial Statements of ACE for additional information on this transaction. In Quarter 2 2006, an additional 535,000 options were granted.

--------------------------------------------------------------------------------

[ACE AVIATION GRAPHIC OMITTED]
                                            Management's Discussion and Analysis
                                                                  Quarter 2 2006

4.4      Pension funding obligations

The table below provides projections for the Corporation's pension funding obligations for the remainder of 2006 and for the full years 2006 to 2010:

---------------------------------------------------------- ----------- ----------- ----------- ----------- ------------
                                             Remainder of  Full year
($ millions)                                         2006        2006        2007        2008        2009         2010
------------------------------ --------------------------- ----------- ----------- ----------- ----------- ------------
Past service domestic registered plans                141         226         250         244         247          248
Current service domestic registered plans              83         153         161         167         172          177
Other pension arrangements                             29          52          56          61          65           69
--------------------------------------------- ------------ ----------- ----------- ----------- ----------- ------------
Projected pension funding obligations                 253         431         467         472         484          494
--------------------------------------------- ------------ ----------- ----------- ----------- ----------- ------------

These pension funding requirements are in respect of the Corporation's pension arrangements. For domestic registered pension plans, the funding requirements are based on the minimum past service contributions disclosed in the January 1, 2006 actuarial valuations plus a projection of the current service contributions.

As at January 1, 2006 the solvency deficit in the registered domestic plans was $1,655 million compared to $1,416 million at January 1, 2005, mainly due to a decline in long-term interest rates partially offset by improved returns on assets. The solvency ratio of 86 percent at January 1, 2006 was comparable to the ratio of 87 percent at January 1, 2005, reflecting an increase in both pension assets and obligations.

Changes in the economic conditions, mainly the return on fund assets and changes in interest rates, will impact projected required contributions. The required contributions and solvency deficit disclosed above assume no future gains and losses on plan assets and liabilities over the projection period and do not reflect the economic experience of 2006 to date. The increase in long-term interest rates since the beginning of the year, if maintained, would be expected to decrease the required contributions and solvency deficit and would be reflected in the January 1, 2007 actuarial valuations.

4.5      Cash flows from operations

Cash flows from operations in Quarter 2 2006 and in the first half of 2006 decreased $129 million and $86 million, respectively, primarily as a result of increased pension plan funding of $43 million during Quarter 2 2006 ($52 million during the first half of 2006) and a source of funds in Quarter 2 2005 relating to the return of a pension prepayment of $61 million. In addition, the impact on cash flows from the EBITDAR improvement during Quarter 2 2006 over Quarter 2 2005 of $39 million was largely offset by a source of cash in accounts receivable in Quarter 2 2005 reflecting the collection of a commodity tax receivable.

4.6      Cash flows from financing activities

Aircraft borrowings amounted to $98 million (US$88 million) in Quarter 2 2006 and $222 million (US$195 million) in the first half of 2006 and related mainly to the delivery of four Embraer aircraft in the quarter and nine Embraer on a year-to-date basis. Scheduled and other debt and capital lease payments in the quarter and in the first six months of 2006 amounted to $61 million and $149 million, respectively.

In Quarter 1 2006, ACE completed an initial public offering of Jazz Air Income Fund for aggregate net proceeds of $232 million of which $218 million is included in financing activities and $14 million is included in investment activities. In connection with the offering, Jazz arranged for senior secured syndicated credit facility in the amount of $150 million. Jazz received proceeds of $115 million ($113 million, net of fees of $2 million), representing the drawing under this new credit facility.

4.7      Cash flows used for investing activities

Additions to capital assets totaled $199 million in Quarter 2 2006 and $479 million in the first half of 2006. In the second quarter, these additions included $121 million related to the purchase of four Embraer aircraft ($269 million related to nine aircraft on a year-to-date basis) and $34 million ($57 million for the first six months of 2006) related to the interior makeover program announced in late 2005 and to the installation of an in-flight entertainment system on Jazz CRJ705 aircraft. In addition, pre-delivery payments made on Boeing aircraft amounted to $44 million in Quarter 1 2006. Other additions to capital assets in the quarter and for the first six months of 2006 included inventory and spare engines, systems developments costs as well as ground equipment and facilities. In Quarter 2 2006, as detailed in section 2.6, the Corporation sold 3.25 million shares of its investment in US Airways for proceeds of $158 million.

--------------------------------------------------------------------------------
                                       18
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[ACE AVIATION GRAPHIC OMITTED]
                                            Management's Discussion and Analysis
                                                                  Quarter 2 2006

--------------------------------------------------------------------------------
5. QUARTERLY FINANCIAL DATA
--------------------------------------------------------------------------------

The table below describes quarterly financial results and major operating statistics of the Predecessor Company, Air Canada, for the third quarter of 2004 and the financial results of ACE for the subsequent periods.

---------------------------------- ----------------- -----------------------------------------------------------------------
                                     Air Canada (1)
                                                                                      ACE
                                   ----------------- -----------------------------------------------------------------------
($ millions, except per share                    Q3         Q4         Q1         Q2        Q3        Q4        Q1       Q2
amounts)                                       2004       2004       2005       2005      2005      2005      2006     2006
------------------------------------------ --------- ---------- ---------- ---------- --------- --------- --------- --------
Operating revenues                           $2,496     $2,062     $2,177     $2,458    $2,833    $2,362    $2,484   $2,682

Operating expenses (2)                       (2,253)    (2,065)    (2,187)    (2,280)   (2,512)   (2,396)   (2,546)  (2,501)
------------------------------------------ --------- ---------- ---------- ---------- --------- --------- --------- --------

Operating income (loss) before
reorganization and
restructuring items                             243         (3)       (10)       178       321       (34)      (62)     181

Reorganization and restructuring items         (313)         -          -          -         -         -         -        -

Total non-operating income (expense),
non-controlling interest, foreign
exchange gain (loss) and income tax (3)         (11)        18        (67)        (9)      (50)      (68)      180       55

------------------------------------------ --------- ---------- ---------- ---------- --------- --------- --------- --------
Net income (loss)                              $(81)       $15       $(77)      $169      $271     $(102)     $118      236
========================================== ========= ========== ========== ========== ========= ========= ========= ========

Earnings (loss)  (4)
   Per share - basic                         $(0.67)     $0.17     $(0.87)     $1.68     $2.67    $(1.01)    $1.15    $2.32
   Per share - diluted                       $(0.67)     $0.17     $(0.87)     $1.50     $2.33    $(1.01)    $1.12    $2.05

Revenue passenger miles (millions)           12,853      9,681     10,586     11,613    13,981    10,584    11,240   12,248
Available seat miles (millions)              15,993     12,815     13,566     14,487    16,961    13,808    14,287   14,926
Passenger load factor (%)                      80.4       75.5       78.0       80.2      82.4      76.7      78.7     82.1

Operating expense per available seat
mile (CASM) (cents)                            14.1       16.1       16.1       15.7      14.8      17.4      17.8     16.8
CASM, excluding fuel expense (cents) (5)       11.2       12.7       13.1       12.1      10.8      13.2      13.8     12.5
CASM, excluding fuel expense and special
labour charges (cents) (5)                        -          -          -          -         -         -      13.6     12.5

------------------------------------------ --------- ---------- ---------- ---------- --------- --------- --------- --------

   (1) On September 30, 2004, Air Canada and certain subsidiaries emerged from creditor protection under the provisions of the Companies' Creditors Arrangement Act (Canada) ("CCAA"). In accordance with Section 1625 of the Canadian Institute of Chartered Accountants ("CICA") Handbook, ACE adopted fresh start reporting on September 30, 2004. Prior period financial information has not been restated to reflect the impact of fair value adjustments and, accordingly, certain amounts in the Predecessor Company's results are not directly comparable to those of ACE.
   (2)   Includes special labour charges of $33 million in Quarter 1 2006.
   (3) In Quarter 2 2005, ACE recorded a dilution gain of $190 million and a tax provision of $28 million relating to the dilution of ACE's interest in Aeroplan. In Quarter 1 2006, ACE recorded a dilution gain of $220 million and a tax provision of $10 million relating to the dilution of ACE's interest in Jazz. In Quarter 2 2006, ACE recorded a gain of $100 million and a provision for income taxes of $17 million relating to the sale of 3.25 million shares of ACE's holdings in US Airways.
   (4) All issued and outstanding options of Air Canada and warrants were cancelled without payment or consideration on September 30, 2004 and a new ACE share capital structure was established.
   (5) Refer to "Non-GAAP Financial Measures" on page 21 of this MD&A for additional information.

Seasonality

The Corporation has historically experienced considerably greater demand for its services in the second and third quarters of the calendar year and significantly lower demand in the first and fourth quarters of the calendar year. This demand pattern is principally a result of the high number of leisure travelers and their preference for travel during the spring and summer months. Air Canada and Jazz have substantial fixed costs that do not meaningfully fluctuate with passenger demand in the short-term.

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                                       19

[ACE AVIATION GRAPHIC OMITTED]
                                            Management's Discussion and Analysis
                                                                  Quarter 2 2006

--------------------------------------------------------------------------------
6. CONTROLS AND PROCEDURES
--------------------------------------------------------------------------------

Disclosure controls and procedures within the Corporation have been designed to provide reasonable assurance that all relevant information is identified to its Disclosure Policy Committee to ensure appropriate and timely decisions are made regarding public disclosure.

ACE's 2005 annual report contains a statement that the Chairman, President and Chief Executive Officer ("CEO") and the Executive Vice President and Chief Financial Officer ("CFO") have concluded that the Corporation's disclosure controls and procedures are effective based upon an evaluation of these controls and procedures conducted at December 31, 2005.

ACE filed certifications, signed by the CEO and CFO, with the Canadian Securities Administrators and the SEC in the United States upon filing of ACE's 2005 Annual Report. In those filings, ACE's CEO and CFO certify, as required in Canada by Multilateral Instrument 52-109 and in the United States by the Sarbanes-Oxley Act, the appropriateness of the financial disclosures and the effectiveness of ACE's disclosure controls and procedures. ACE's CEO and CFO also certify the appropriateness of the financial disclosures in its interim filings with Securities Regulators and the design of the disclosure controls and procedures.

As in prior quarters, ACE's Audit, Finance and Risk Committee reviewed this MD&A and the unaudited interim consolidated financial statements and ACE's Board of Directors approved these documents prior to their release.

--------------------------------------------------------------------------------
7. MATERIAL CHANGES
--------------------------------------------------------------------------------

There have been no material changes to debt and lease obligations other than those disclosed in section 4 of this MD&A. Similarly, there have been no material changes to capital expenditures, off-balance sheet arrangements, critical accounting estimates and accounting policies, with the exception of the policy on stock-based compensation disclosed in Note 1 to the Unaudited Interim Quarter 2 2006 Consolidated Financial Statements, from those disclosed in ACE's 2005 MD&A dated February 9, 2006.

ACE's projected pension funding obligations have been updated as disclosed in section 4.4 of this MD&A.

--------------------------------------------------------------------------------
8. RISK FACTORS
--------------------------------------------------------------------------------

For a detailed description of the possible risk factors associated with ACE and/or its subsidiaries, refer to the section entitled "Risk Factors" in ACE's 2005 Annual MD&A dated February 9, 2006. There have been no material changes to the risk factors disclosed at that time.

--------------------------------------------------------------------------------
9. SUBSEQUENT EVENT - STRATEGIC INITIATIVES
--------------------------------------------------------------------------------

On August 11, 2006, the Board of Directors of ACE announced the following strategic initiatives, market conditions permitting, to create further value for ACE shareholders:

o Launching of an initial public offering (IPO) of a minority stake in Air Canada in late 2006;
o  Commencing a process in late 2006 to monetize ACTS; and
o Pursuing opportunities that realize the value of its investment in Aeroplan and Jazz.

In connection with these plans, ACE intends, subject to shareholder and Court approval under the Canada Business Corporations Act, to enter into a plan of arrangement. The plan would provide the Board of ACE with the authority to reduce the capital of the Corporation up to an aggregate amount of approximately $2 billion over time, but without any maximum time limit. A special meeting of shareholders will be convened in October 2006 to review the proposed plan of arrangement.

--------------------------------------------------------------------------------

[ACE AVIATION GRAPHIC OMITTED]
                                            Management's Discussion and Analysis
                                                                  Quarter 2 2006

--------------------------------------------------------------------------------
10. NON-GAAP FINANCIAL MEASURES
--------------------------------------------------------------------------------

EBITDAR/EBITDA

EBITDAR (earnings before interest, taxes, depreciation, amortization and obsolescence and aircraft rent) is a non-GAAP financial measure commonly used in the airline industry to view operating results before aircraft rent and depreciation, obsolescence and amortization, as these costs can vary significantly among airlines due to differences in the way airlines finance their aircraft and other assets. For segments without aircraft rent, such as Aeroplan and ACTS, EBITDA (earnings before interest, taxes, depreciation, amortization and obsolescence) is used. EBITDAR and EBITDA are not recognized measures for financial statement presentation under GAAP and do not have a standardized meaning and are therefore not likely to be comparable to similar measures presented by other public companies. EBITDAR and EBITDA are reconciled to operating income (loss) as follows:

------------------------------------------------ ---------------------- ----------- ----------------------- -----------
($ millions)                                              Quarter 2              $              YTD                  $
                                                       2006       2005      Change        2006        2005      Change
------------------------------------------------ ----------- ---------- ----------- ----------- ----------- -----------
ACE Consolidated
GAAP operating income                                   181        178           3         119         168         (49)
Add back:
Aircraft rent                                           113         98          15         226         188          38
Depreciation, amortization and obsolescence             140        119          21         274         239          35
------------------------------------------------ ----------- ---------- ----------- ----------- ----------- -----------
EBITDAR                                                 434        395          39         619         595          24
Add back:
Special labour charges                                    -          -           -          33           -          33
EBITDAR excluding special labour charges                434        395          39         652         595          57
------------------------------------------------ ----------- ---------- ----------- ----------- ----------- -----------

Transportation Services
GAAP operating income (loss)                            113        106           7          (5)         20         (25)
Add back:
Aircraft rent                                            82         84          (2)        165         161           4
Depreciation, amortization and obsolescence             122        105          17         240         210          30
------------------------------------------------ ----------- ---------- ----------- ----------- ----------- -----------
EBITDAR                                                 317        295          22         400         391           9
Add back:
Special labour charges                                    -          -           -          28           -          28
EBITDAR excluding special labour charges                317        295          22         428         391          37
------------------------------------------------ ----------- ---------- ----------- ----------- ----------- -----------

Aeroplan
GAAP operating income                                    31         25           6          70          51          19
Add back:
Depreciation, amortization and obsolescence               4          2           2           8           3           5
------------------------------------------------ ----------- ---------- ----------- ----------- ----------- -----------
EBITDA                                                   35         27           8          78          54          24
------------------------------------------------ ----------- ---------- ----------- ----------- ----------- -----------

Jazz
GAAP operating income                                    36         27           9          72          57          15
Add back:
Aircraft rent                                            33         15          18          65          30          35
Depreciation, amortization and obsolescence               7          5           2          11          10           1
------------------------------------------------ ----------- ---------- ----------- ----------- ----------- -----------
EBITDAR                                                  76         47          29         148          97          51
------------------------------------------------ ----------- ---------- ----------- ----------- ----------- -----------

ACTS
GAAP operating income (loss)                              1         20         (19)        (18)         40         (58)
Add back:
Depreciation, amortization and obsolescence               7          8          (1)         15          16          (1)
------------------------------------------------ ----------- ---------- ----------- ----------- ----------- -----------
EBITDA                                                    8         28         (20)         (3)         56         (59)
Add back:
Special labour charges                                    -          -           -           5           -           5
EBITDA excluding special labour charges                   8         28         (20)          2          56         (54)
------------------------------------------------ ----------- ---------- ----------- ----------- ----------- -----------

--------------------------------------------------------------------------------

[ACE AVIATION GRAPHIC OMITTED]
                                            Management's Discussion and Analysis
                                                                  Quarter 2 2006

Operating expense, excluding fuel expense and special labour charges

The Corporation uses operating expense excluding fuel expense and special labour charges to assess the operating performance of its ongoing business without the effects of fuel expense and special labour charges. These items are excluded from the Corporation's results as they could potentially distort the analysis of trends in business performance. Fuel expense has increased significantly year-over-year and excluding this expense from GAAP results allows the Corporation to compare its operating performance on a consistent basis. Special labour charges are not reflective of the underlying financial performance of the Corporation from ongoing operations as they are expected to be non-recurring in nature.

The following measures are not recognized measures for financial statement presentation under GAAP and do not have a standardized meaning and are therefore not likely to be comparable to similar measures presented by other public companies. Operating expense, excluding fuel expense and operating expense, excluding fuel expense and special labour charges are reconciled to operating expense as follows:

------------------------------------------------ ---------------------- ----------- ----------------------- -----------
($ millions)                                              Quarter 2              $              YTD                  $
                                                       2006       2005      Change        2006        2005      Change
------------------------------------------------ ----------- ---------- ----------- ----------- ----------- -----------
ACE Consolidated
GAAP operating expense                                2,501      2,280         221       5,047       4,467         580
Remove:
Aircraft fuel                                          (631)      (530)       (101)     (1,200)       (945)       (255)
------------------------------------------------ ----------- ---------- ----------- ----------- ----------- -----------
Operating expense, excluding fuel expense             1,870      1,750         120       3,847       3,522         325
Remove:
Special labour charges                                    -          -           -         (33)          -         (33)
------------------------------------------------ ----------- ---------- ----------- ----------- ----------- -----------
Operating expense, excluding fuel expense and         1,870      1,750         120       3,814       3,522         292
special labour charges
------------------------------------------------ ----------- ---------- ----------- ----------- ----------- -----------

--------------------------------------------------------------------------------
11. GLOSSARY
--------------------------------------------------------------------------------

Available Seat Miles or ASMs -- A measure of passenger capacity calculated by multiplying the total number of seats available for passengers by the miles flown;

CPA -- CPA is the amended and restated capacity purchase agreement, effective January 1, 2006, between Air Canada and Jazz;

Passenger Load Factor -- A measure of passenger capacity utilization derived by expressing Revenue Passenger Miles as a percentage of Available Seat Miles;

Passenger Revenue per Available Seat Mile or RASM -- Average passenger revenue per ASM;

Revenue Passenger Miles or RPMs -- A measure of passenger traffic calculated by multiplying the total number of revenue passengers carried by the miles they are carried;

Subsidiary or subsidiaries -- refers to, in relation to ACE, any entity, including a corporation or a limited partnership, which is controlled, directly or indirectly, by ACE;

Yield -- Average passenger revenue per RPM.

--------------------------------------------------------------------------------
                                       22

                                                              Document 3

                Form 52-109F2 - Certification of Interim Filings

I, Robert A. Milton, President and Chief Executive Officer of ACE AVIATION HOLDINGS INC., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of ACE AVIATION HOLDINGS INC. (the "issuer") for the interim period ending June 30, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.


Date: August 10, 2006

/s/ Robert A. Milton
________________________
Robert A. Milton
President and Chief Executive Officer

                                                                Document 4

                Form 52-109F2 - Certification of Interim Filings

I, Brian Dunne, Executive Vice-President and Chief Financial Officer of ACE AVIATION HOLDINGS INC., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of ACE AVIATION HOLDINGS INC. (the "issuer") for the interim period ending June 30, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.


Date: August 10, 2006

/s/ Brian Dunne
________________________
Brian Dunne
Executive Vice-President and Chief Financial Officer

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             ACE AVIATION HOLDINGS INC.
                                   -------------------------------------------
                                                   (Registrant)


Date: August 11, 2006              By:  /s/ Brian Dunne
      -------------------------       ----------------------------------------
                                      Name: Brian Dunne
                                      Title: Executive Vice-President and Chief
                                             Financial Officer